Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER
BY AND AMONG
BROADCOM CORPORATION
I&N ACQUISITION CORP.
AND
NETLOGIC MICROSYSTEMS, INC.
Dated as of September 11, 2011

i

INDEX OF DEFINED TERMS

Page(s)
401(k) Plan	62
Acquisition	74
Acquisition Agreement	53
Acquisition Proposal	57
Action of Divestiture	61
Agreement	1
Assumed Option	4
Assumed RSU	5
Board Recommendation	14
Book-Entry Shares	7
Business Day	2
Bylaws	3
Cancelled RSUs	5
Certificate	7
Certificate of Incorporation	3
Certificate of Merger	2
Change of Recommendation	53
COBRA	33
Code	8
Company	1
Company Balance Sheet	16
Company Balance Sheet Date	41
Company Charter Documents	10
Company Common Stock	3
Company Disclosure Schedule	10
Company Employee Plan	32
Company ESPP	63
Company Financials	16
Company Intellectual Property	21
Company IT Systems	27
Company Material Adverse Effect	76
Company Material Contract	37
Company Options	12
Company Preferred Stock	11
Company Products	21
Company Registered Intellectual Property	22
Company Representatives	52
Company RSUs	12
Company SEC Documents	15
Company Shares	3
Company Stock Plans	12
Confidentiality Agreement	59
Contaminants	27

Page(s)
Continuing Employees	63
Contract	78
Copyleft License	22
Copyleft Materials	22
Copyrights	23
Covered Breach	72
Delaware Law	1
Dissenting Shares	7
DOJ	15
DOL	33
Domain Names	23
Effect	76
Effective Time	2
Employee	33
End Date	70
Environmental Claim	31
Environmental Laws	31
ERISA	33
ERISA Affiliate	33
Evaluation Material	59
Exchange Act	15
Exchange Fund	8
Excluded Source Code	26
FCPA	41
Financial Advisor	32
Foreign Competition Laws	60
FTC	15
GAAP	16
Governmental Authorizations	29
Governmental Entity	14
HIPAA	33
HSR Act	15
Indemnified Parties	64
Insurance Policies	40
Intellectual Property	22
Intellectual Property Contracts	22
Intellectual Property Rights	23
International Employee Plan	33
Intervening Event	58
Intervening Event Notice	56
IRS	33
Key Employees	78
Knowledge	78
Law	9
Lease Documents	21
Leased Real Property	20

v

Page(s)
Liens	11
Major Customer	37
Major Supplier	37
Materials of Environmental Concern	31
Merger	1
Merger Closing	2
Merger Closing Date	2
Merger Consideration	4
Merger Sub	1
Merger Sub Common Stock	6
Non-Employee Option	4
Normal Closing Due Date	2
Open Source License	23
Open Source Materials	23
Option Ratio	4
Out-of-the-Money Option	4
Parent	1
Parent Benefit Plans	63
Parent Common Stock	4
Parent Disclosure Schedule	42
Parent’s 401(k) Plan	62
Patents	23
Paying Agent	7
Pension Plan	33
Permitted Liens	78
Person	78
Personal Information	28
PRC Employee	4
PRC Employee Option	4
Privacy Policies	28
Proxy Statement	50
Registered Intellectual Property	23
Representatives	59
Rights Agreement	1
Sarbanes-Oxley Act	15
Securities Act	15
Shrink-Wrapped Code	23
Significant Subsidiary	11
Source Code	24
Stockholder Approval	13
Stockholders’ Meeting	51
Subsidiary	10
Subsidiary Charter Documents	11
Superior Offer	58
Superior Offer Notice	55
Surviving Corporation	2

Page(s)
Tax	17
Tax Returns	18
Taxes	17
Terminating Options	4
Terminating RSU	5
Termination Fee	72
Trade Secrets	23
Trademarks	23
Treasury Regulations	18
Triggering Event	71
Voting Debt	13
WARN	33

AGREEMENT AND PLAN OF MERGER
          This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 11, 2011, by and among Broadcom Corporation, a California corporation (“Parent”), I&N Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Parent (“Merger Sub”), and NetLogic Microsystems, Inc., a Delaware corporation (the “Company”). Certain terms used in this Agreement are defined in Section 8.4.
RECITALS
          A. WHEREAS, the respective boards of directors of each of Merger Sub and the Company have approved and declared advisable, and Parent’s board of directors has approved, this Agreement and the transactions contemplated hereby, including the merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”);
          B. WHEREAS, the Board of Directors of the Company has unanimously resolved to recommend to its stockholders the adoption of this Agreement;
          C. WHEREAS, as an inducement to Parent’s willingness to enter into this Agreement, certain of the Key Employees (as defined herein) have entered into offer letter agreements with Parent;
          D. WHEREAS, Parent has required, as a condition to its willingness to enter into this Agreement, that the Board of Directors of the Company exempt, and the Board of Directors of the Company has so exempted, the Merger and the other transactions contemplated hereby from the Rights Agreement dated as of July 7, 2004 (the “Rights Agreement”), by and between the Company and Wells Fargo Bank, National Association, as rights agent;
          E. WHEREAS, Parent, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and approved the Merger; and
          F. WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;
          NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE I
THE MERGER
          1.1 The Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and the applicable provisions of Delaware Law, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent. The surviving corporation after the Merger is hereinafter sometimes referred to as the “Surviving Corporation”.
          1.2 Effective Time; Merger Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the relevant provisions of Delaware Law (the “Certificate of Merger”) (the time of such filing with the Secretary of State of the State of Delaware (or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger) being the “Effective Time”) as soon as practicable on the Merger Closing Date. The closing of the Merger (the “Merger Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom, LLP, located at 525 University Avenue, Suite 1100, Palo Alto, California, at a time and date to be specified by the parties, which shall be no later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Merger Closing, each of which shall be capable of being satisfied at the Merger Closing) (the “Normal Closing Due Date”), or at such other time, date and location as the parties hereto agree in writing. The date on which the Merger Closing occurs is referred to herein as the “Merger Closing Date”. “Business Day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in Irvine, California are authorized or obligated by any Law or executive order to close or a United States Securities and Exchange Commission (“SEC”) holiday. Notwithstanding the foregoing or anything in Section 5.6 to the contrary, Parent shall have the option, in its sole and absolute discretion, by giving written notice to the Company on or before the Normal Closing Due Date, to defer the date of the Merger Closing:
               (i) if the Normal Closing Due Date is on or before fifteen (15) Business Days after the Company’s filing with the SEC of its Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2011, then Parent may thereby defer the Merger Closing to any Business Day until and including the sixteenth (16th) Business Day after the Company makes such filing;
               (ii) if the Normal Closing Due Date is between December 10, 2011 and January 1, 2012, then Parent may thereby defer the Merger Closing to any Business Day until and including January 3, 2012; or
               (iii) if the Normal Closing Due Date is after February 16, 2012 and the Company has not already filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, then Parent may thereby defer the Merger Closing to any Business Day until and including the first Business Day after the Company’s filing with the SEC of its Annual Report on Form 10-K for the fiscal year ended December 31, 2011;
provided that, solely for purposes determining whether the closing conditions in Section 6.2(a) or Section 6.2(c) have been satisfied, the Merger Closing Date shall be deemed to be the Normal Closing Due Date.

          1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
          1.4 Certificate of Incorporation and Bylaws. At the Effective Time, the Restated Certificate of Incorporation of the Company as in effect on the date hereof (as may be further amended, supplemented or modified as permitted hereby, the “Certificate of Incorporation”) shall be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in such Certificate of Incorporation; provided that at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “The name of the corporation is NetLogic Microsystems, Inc.” At the Effective Time, the Amended and Restated Bylaws of the Company as in effect on the date hereof (as may be further amended, supplemented or modified as permitted hereby, the “Bylaws”) shall be amended and restated in their entirety to be identical to the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended in accordance with Delaware Law and as provided in the Bylaws; provided that at the Effective Time, the title of the Bylaws of the Surviving Corporation shall be amended and restated in its entirety to read as follows: “Bylaws of NetLogic Microsystems, Inc.”
          1.5 Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, until the earliest of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified. Unless otherwise determined by Parent prior to the Effective Time, the initial officers of the Surviving Corporation shall be the officers of Merger Sub immediately prior to the Effective Time, until the earliest of their death, resignation or removal or until their respective successors are duly appointed. In addition, unless otherwise determined by Parent prior to the Effective Time, the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers, respectively, of each of the Company’s Subsidiaries immediately after the Effective Time, each to hold office as a director or officer of each such Subsidiary in accordance with the provisions of the Laws of the respective jurisdiction of organization and the respective bylaws or equivalent organizational documents of each such Subsidiary.
          1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of the Company, the following shall occur:
               (a) Company Common Stock. Each share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), issued and outstanding immediately prior to the Effective Time, other than any shares of Company Common Stock (the “Company Shares”) to be canceled pursuant to Section 1.6(e), will be canceled and extinguished and automatically converted (subject to Section 1.7) into the right to receive an amount of cash equal to $50.00, without interest (such amount of cash hereinafter referred to as the “Merger Consideration”), to be distributed in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required in Parent’s sole and absolute discretion) in the manner provided in Section 1.10).
               (b) Company Options and Company RSUs.
               (i) Terminating Company Options. At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time, whether or not vested as of the Effective Time, and that (A) is held by any Person who is not as of immediately prior to the Effective Time an employee of the Company or any of its Subsidiaries and that has a per share exercise price less than the Merger Consideration (each such Company Option, a “Non-Employee Option”), (B) is held by an employee of the Company or any of its Subsidiaries which employee is a permanent resident of the People’s Republic of China (each such employee, a “PRC Employee” and each such Company Option, a “PRC Employee Option”)or (C) has a per share exercise price equal to or greater than the Merger Consideration, (each, an “Out-of-the-Money Option” and together with the Non-Employee Options and the PRC Employee Options, the “Terminating Options”), shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Terminating Option shall be entitled to receive therefor an amount of cash, denominated in either United States dollars or with respect any PRC Employee, in the Company’s discretion, Chinese yuan (rounded down to the nearest whole cent or fen, as applicable), if any, equal to the product of (X) the number of shares of Company Common Stock issuable upon the exercise in full of such Company Option multiplied by (Y) the excess, if any, of the Merger Consideration over the exercise price of such Company Option. For the avoidance of doubt, each Out-of-the-Money Option that is unexpired, unexercised and outstanding immediately prior to the Effective Time shall terminate in its entirety at the Effective Time and the holder thereof shall not be entitled to receive any consideration pursuant to this Agreement.
               (ii) Assumption of Certain Employee Stock Options. At the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time other than Terminating Options shall be assumed by Parent and converted automatically at the Effective Time into an option denominated in Parent Class A Common Stock, par value $0.0001 per share (the “Parent Common Stock”) having substantially similar terms and conditions as the Company Option (each, an “Assumed Option”), except that (A) each such Assumed Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Parent Common Stock equal to the product of (X) the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time, multiplied by (Y) a fraction (such ratio, the “Option Ratio”), the numerator of which is the Merger Consideration and the denominator of which is the volume weighted average price for a share of Parent Common Stock for the five (5) trading days immediately prior to (and excluding) the Merger Closing Date as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of shares of Parent Common Stock, and (B) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option will be equal to the quotient determined by dividing (1) the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by (2) the Option Ratio, and rounding such quotient up to the nearest whole cent. The Company will not take any action to accelerate the vesting of any Company Options (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement). As soon as reasonably practicable, Parent will use all reasonable best efforts to issue to each Person who holds an Assumed Option a document evidencing the foregoing assumption of such Company Option by Parent.
               (iii) Terminating Company RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and that is held by any Person who is not as of immediately prior to the Effective Time an employee of the Company or any of its Subsidiaries (each such Company RSU, a “Terminating RSU”) shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time, and the holder of each Terminating RSU shall be entitled to receive therefor an amount of cash (rounded down to the nearest whole cent) equal to the product of (A) the unissued number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time, multiplied by (B) the Merger Consideration.
               (iv) PRC Employee RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and that is held by a PRC Employee shall, on the terms and subject to the conditions set forth in this Agreement, terminate in its entirety at the Effective Time (“Cancelled RSUs”). Promptly following the Effective Time, the Company shall grant to each PRC Employee a new restricted stock unit of the Company that is economically equivalent to the Cancelled RSUs held by each such PRC Employee.
               (v) Assumption of Employee RSUs. At the Effective Time each Company RSU that is outstanding immediately prior to the Effective Time other than Terminating RSUs and Cancelled RSUs shall be assumed by Parent and converted automatically at the Effective Time into a restricted stock unit denominated in Parent Common Stock having substantially similar terms and conditions as the Company RSU (each, an “Assumed RSU”), except that upon vesting, each such Company RSU will entitle the holder to that number of whole shares of the Parent Common Stock equal to the product of (X) the number of shares of Company Common Stock that were issuable with regard to such Company RSU immediately prior to the Effective Time, multiplied by (Y) the Option Ratio, and rounding such product down to the nearest whole number of shares of Parent Common Stock. The Company will not take any action to accelerate the vesting of any Company RSU (other than to implement any existing agreements or arrangements for such acceleration in effect as of the date of this Agreement). As soon as reasonably practicable, Parent will issue to each Person who holds an assumed Company RSU a document evidencing the foregoing assumption of such Company RSU by Parent.
               (vi) The Company shall take all steps necessary prior to the Effective Time to cause the Company Options and Company RSUs to be treated as set forth in this Section 1.6, including providing any necessary notices and obtaining any necessary consents or waivers and making any necessary amendments to the Company Stock Plans and related agreements. The Company represents and warrants that copies of the relevant agreements governing all Company Options and Company RSUs have been made available to Parent.
               (c) Section 409A of the Code. Notwithstanding anything in this Section 1.6 or otherwise in this Agreement to the contrary, the conversion of Company Options and Company RSUs provided for in this Section 1.6 shall be effected in a manner consistent with Section 409A of the Code.
               (d) Registration. Parent shall file a registration statement on Form S-8 or on Form S-3 or such other available form (for those awards which are not eligible for registration on Form S-8 and with respect to which no exemption is available) for the shares of Parent Common Stock issuable with respect to the Assumed Options and the Assumed RSUs concurrent with the first Form 10-Q or Form 10-K filed by Parent with the SEC following the Effective Time, and shall exercise reasonable best efforts to maintain the effectiveness of such registration statements for so long as any of such Assumed Options and Assumed RSUs remain outstanding.
               (e) Cancellation of Treasury and Parent or Merger Sub Owned Stock. Each share of Company Common Stock held by the Company, Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no cash shall be delivered in exchange therefor.
               (f) Capital Stock of Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall at the Effective Time be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation. After the Effective Time, each certificate, if any, evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of such shares of capital stock of the Surviving Corporation.
               (g) Adjustments to Merger Consideration. The Merger Consideration shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend or distribution (including any dividend or distribution of securities convertible into Company Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Company Common Stock having a record date on or after the date hereof and prior to the Effective Time.
          1.7 Dissenting Shares.
               (a) Notwithstanding any other provision of this Agreement to the contrary, other than Section 1.7(b), each Company Share held by a holder that: (i) has not voted in favor of the adoption of this Agreement or consented thereto in writing, (ii) has perfected its rights to appraisal in accordance with Section 262 of Delaware Law and (iii) as of the Effective Time, has not effectively withdrawn or lost such holder’s appraisal rights (collectively, the “Dissenting Shares”), shall not be converted into or represent a right to receive the Merger Consideration as set forth in Section 1.6, but instead shall be converted into the right to receive only such consideration as may be determined to be due to the holder thereof as provided by Delaware Law. From and after the Effective Time, a holder of Dissenting Shares shall not be entitled to exercise any of the voting rights or other rights of an equity owner of the Surviving Corporation or of a stockholder of Parent.
               (b) Notwithstanding the provisions of Section 1.7(a), if any holder of Company Shares who demands appraisal for such shares in accordance with Delaware Law shall effectively withdraw or lose (through failure to perfect or otherwise) such holder’s appraisal rights under Delaware Law, then, as of the later of the Effective Time and the occurrence of such event, each of such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration as set forth in Section 1.6, without interest thereon, subject to any withholding of Taxes required under applicable Law, upon surrender of the Certificate representing such shares or transfer of such Book-Entry Shares, as applicable.
               (c) The Company shall give Parent (i) prompt notice of any written demands for appraisal rights of any Company Shares, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company which relate to any such demand for appraisal rights and (ii) the opportunity to participate in and direct all negotiations and proceedings which take place prior to the Effective Time with respect to demands for appraisal rights under Delaware Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands. Any communication to be made by the Company to any holder of Company Common Stock with respect to such demands shall be submitted to Parent in advance and shall not be presented to any holder of Company Common Stock prior to the Company receiving Parent’s consent, such consent not to be unreasonably withheld.
          1.8 Surrender of Certificates or Transfer of Book-Entry Shares.
               (a) Paying Agent. Prior to the Effective Time, Parent shall designate a national bank or trust company to act as the paying agent (the “Paying Agent”) for the payment of the Merger Consideration in respect of each share of Company Common Stock outstanding immediately prior to the Effective Time represented by a stock certificate (each, a “Certificate”) and each non-certificated share of Company Common Stock outstanding immediately prior to the Effective Time represented by book-entry (the “Book-Entry Shares”), in each instance other than

Dissenting Shares, in accordance with this Article I and Parent shall enter into a customary paying agent agreement with the Paying Agent.
               (b) Parent to Provide Cash. At the Effective Time, Parent shall deliver to the Paying Agent for exchange, in accordance with this Article I, cash in an amount sufficient to pay the full amount of the cash payable pursuant to Section 1.6(a) as Merger Consideration in exchange for outstanding Company Shares. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund”.
               (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of a Certificate or Book-Entry Share, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6(a): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title shall pass, only upon delivery of the Certificates or transfer of Book-Entry Shares to the Paying Agent and shall otherwise be in customary form) and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the cash payable pursuant to Section 1.6(a) as Merger Consideration. Upon (X) surrender of Certificates for cancellation to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Paying Agent, or (Y) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of Book-Entry Shares, the holder of record of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor, with respect to each Company Share surrendered by such holder, the cash constituting the Merger Consideration, and the Certificates so surrendered or Book-Entry Shares so transferred shall forthwith be canceled. Until so surrendered or transferred, outstanding Certificates or Book-Entry Shares, respectively, will be deemed from and after the Effective Time, for all corporate purposes, to evidence the right to receive the Merger Consideration into which each Company Share represented thereby shall have been so converted. No interest will be paid or accrue on any cash payable to holders of Certificates or Book-Entry Shares under this Agreement.
               (d) Required Withholding. Notwithstanding anything in this Agreement to the contrary, each of the Paying Agent, Parent, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable or otherwise deliverable pursuant to this Agreement, to any holder or former holder of Company Shares, Company Options, Company RSUs or otherwise, such amounts as may be required to be deducted or withheld therefrom under the Internal Revenue Code of 1986, as amended (the “Code”), or any other provision or under any provision of state, local or non-United States Tax Law or under any other applicable Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.
               (e) No Liability. Notwithstanding anything to the contrary in this Section 1.8, neither the Paying Agent, the Surviving Corporation nor any party hereto shall be liable to any Person in respect of Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar federal, state, local, municipal, or non-United States law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit, constitution, principle of common law, resolution, ordinance, code, edict, directive, rule, regulation, ruling, judgment or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (collectively, “Law”).
               (f) Investment of Exchange Fund. The Paying Agent shall invest the cash included in the Exchange Fund as directed by Parent; provided that no such investment or loss thereon shall affect the amounts payable to Company stockholders pursuant to this Article I. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable to Company stockholders pursuant to this Article I shall promptly be paid to Parent.
               (g) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book-Entry Shares six (6) months after the Effective Time shall, at the request of Parent, be delivered to Parent, and any Person entitled to payment in accordance with this Article I shall be entitled to look only to Parent solely as general creditors for any cash (which shall not accrue interest) payable to such Person pursuant to Section 1.6(a) as Merger Consideration with respect to the Company Shares held by such Person.
          1.9 No Further Ownership Rights in Company Common Stock. From and after the Effective Time, the former holders of Company Shares will cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Law. After the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in the applicable provisions of this Article I.
          1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, cash in an amount equal to the Merger Consideration with respect to each Company Share represented thereby; provided that Parent may, in its sole and absolute discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.
          1.11 Further Action. At and after the Effective Time, the officers and directors of Parent and the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company and Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company and Merger Sub, any other actions and things necessary to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired by the Surviving Corporation as a result of the Merger.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          The Company represents and warrants to Parent and Merger Sub, except as disclosed in (a) any Company SEC Document filed with, or furnished to the SEC by the Company and publicly available prior to the date of this Agreement (without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and excluding any disclosures set forth therein to the extent they constitute general cautionary, predictive or forward looking statements, but being understood that this clause (a) shall not be applicable to Section 2.2, Section 2.3, Section 2.14, Section 2.23, Section 2.24 and Section 2.25), (b) part of the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) corresponding to the numbered section or subsection of this Article II that includes a particular representation or warranty, or (c) any other part of the Company Disclosure Schedule but only to the extent it is reasonably apparent from the face of such disclosure or context in which such disclosure is made that such disclosure should qualify a particular representation or warranty, as follows:
          2.1 Organization; Standing and Power; Charter Documents; Subsidiaries.
               (a) Organization; Standing and Power. Each of the Company and each of its Subsidiaries (i) is a corporation or other organization duly organized, validly existing and in good standing (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept and, with respect to the Subsidiaries of the Company, to the extent the failure of any such Subsidiaries to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect) under the Laws of the jurisdiction of its incorporation or organization, (ii) has the requisite corporate (or similar) power and authority to own, lease and operate its properties and to carry on its business as currently conducted and (iii) is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary (except, in the case of good standing, for entities organized under the Laws of any jurisdiction that does not recognize such concept), except in the case of this clause (iii), where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement, “Subsidiary,” when used with respect to any party, means any corporation, association, business entity, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, of which such party, either alone or together with one or more Subsidiaries or by one or more Subsidiaries, (i) directly or indirectly owns or controls securities or other interests representing more than fifty percent (50%) of the voting power of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting at least a majority of the members of such Person’s board of directors or other governing body.
               (b) Charter Documents and Minutes. The Company has made available to Parent (i) a true, complete and correct copy of the Certificate of Incorporation and the Bylaws of the Company (collectively, the “Company Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents, of each of its Subsidiaries that is a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X promulgated by the

SEC (a “Significant Subsidiary”) (such Significant Subsidiary organizational documents, collectively, the “Subsidiary Charter Documents”), in the case of each of clauses (i) and (ii) as amended and in effect to date. Each of the Company Charter Documents and the Subsidiary Charter Documents is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents and each of its Significant Subsidiaries is not in violation of its respective Subsidiary Charter Documents. The Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company held since January 1, 2008.
               (c) Subsidiaries. Section 2.1(c) of the Company Disclosure Schedule sets forth a complete and correct list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to conduct or actually conducts business. Other than directors’ qualifying shares required under applicable Law, the Company is the direct or indirect owner of all of the outstanding shares of capital stock of, or other equity or voting interests in, each such Subsidiary and all such shares have been duly authorized, validly issued and are fully paid and non-assessable, free and clear of all pledges, claims, liens, charges, mortgages, deeds of trust, restrictions, easements, encumbrances, options and security interests of any kind or nature whatsoever (collectively, “Liens”) (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), except for Permitted Liens and restrictions imposed by applicable securities Laws. Other than the Subsidiaries of the Company and securities or interests that are publicly-traded equity securities or short-term investments in commercial or governmental debt securities, and the minority interest equity security holdings listed in Section 2.1(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries owns any capital stock of, or other equity or voting interests of any nature in, or any interest convertible, exchangeable or exercisable for, capital stock of, or other equity or voting interests of any nature in, any other Person.
          2.2 Capital Structure.
               (a) Capital Stock. The authorized capital stock of the Company consists of: (i) 200,000,000 Company Shares and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of the close of business on the day immediately preceding the date hereof:
               (i) 69,335,049 Company Shares were issued and outstanding (of which no shares were restricted Company Shares); and
               (ii) no shares of Company Preferred Stock were issued and outstanding.
No Company Shares are owned or held by any Subsidiary of the Company. All outstanding Company Shares are, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and are not (or, in the case of shares that have not yet been issued, will not be) subject to preemptive rights created by statute, the Company Charter Documents, or any agreement to which the Company is a party or by which it is bound. A total of 200,000 shares of Company Preferred Stock are designated as Series AA Junior Participating Preferred Stock and have been reserved for issuance upon the exercise of the Rights distributed to the holders of shares of Company Preferred Stock pursuant to the Rights Agreement.
               (b) Company Options and Company RSUs. As of the close of business on the date hereof: (i) 5,181,349 Company Shares are issuable upon the exercise of outstanding options to purchase Company Common Stock under the Company’s 2000 Stock Plan, Amended and Restated 2004 Equity Incentive Plan, Optichron, Inc. 2011 Restricted Stock Unit Plan, 2008 New Employee Inducement Incentive Plan, Aeluros, Inc. 2001 Stock Option/Stock Issuance Plan, 2004 Employee Stock Purchase Plan, certain new employee inducement grants (within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules (and then applicable predecessor rules)) made prior to the effectiveness of the 2008 New Employee Inducement Incentive Plan, Company Shares issuable upon exercise of options and upon vesting of restricted stock units as new hire inducement grants pursuant to Rule 4350(i)(1)(A)(iv) of the NASDAQ Stock Market Marketplace Rules in 2007 to former Aeluros, Inc. employees and Agreement and Plan of Merger Reorganization, dated May 31, 2009, by and among NetLogic Microsystems, Inc., RMI Corporation, Roadster Merger Corporation and WP VIII Representative LLC (collectively, the “Company Stock Plans”) (such options, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Plans are referred to in this Agreement as “Company Options”), the weighted average exercise price of such Company Options is $13.5369 and 3,937,821 such Company Options were vested and exercisable; (ii) 3,004,783 Company Shares were available for future grant under the Company Stock Plans; (iii) 5,296,449 Company Shares were issuable upon the vesting of restricted stock units under the Company Stock Plans (such restricted stock units, whether payable in cash, shares or otherwise granted under or pursuant to the Company Stock Plans are referred to in this Agreement as “Company RSUs”) and no such Company RSUs were vested; and (iv) no Company Shares were subject to issuance pursuant to outstanding stock options, restricted stock units or any other equity or equity-based awards granted outside of the Company Stock Plans. All Company Shares subject to issuance under the outstanding Company Options and Company RSUs, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. The Company Stock Plans are the only plans or programs under which the Company has outstanding stock options, restricted stock units or other compensatory equity-based awards. Section 2.2(b) of the Company Disclosure Schedule lists all commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting or exercisability of any Company Option or Company RSU as a result of the Merger (whether alone or upon the occurrence of any additional or subsequent events) and the total number of shares subject to such acceleration. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company. Each grant of Company Options and Company RSUs was validly issued and properly approved by the Board of Directors of the Company (or a duly authorized committee or subcommittee thereof) in compliance with all applicable Laws and recorded on the Company Financials in accordance with GAAP.
               (c) Voting Debt. No bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries (i) having the right to vote on any matters on which stockholders may vote (or which is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is any way based upon or derived from capital or voting stock of the Company, are issued or outstanding as of the date hereof (collectively, “Voting Debt”).
               (d) Other Securities. As of the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, obligations or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating (or purporting to obligate) the Company or any of its Subsidiaries to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt, other voting securities or any securities convertible into shares of capital stock, Voting Debt or other voting securities of the Company or any of its Subsidiaries, or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, obligation or undertaking, other than Company Options and Company RSUs disclosed pursuant to Section 2.2(b). There are no outstanding Contracts to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries or (ii) dispose of any shares of the capital stock of, or other equity or voting interests in, any of its Subsidiaries. Except as otherwise set forth in Section 2.2(d) of the Company Disclosure Schedule, the Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company or any of its Subsidiaries and, to the Company’s Knowledge, there are no irrevocable proxies and no voting agreements, voting trusts or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company or any of its Significant Subsidiaries to which the Company or any of its Subsidiaries is a party or by which any of them are bound.
          2.3 Authority; No Conflict; Necessary Consents.
               (a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject, if required to consummate the Merger, to obtaining the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly authorized by all necessary corporate action on the part of the Company and no further corporate action is required on the part of the Company to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption, and only if such adoption is required, of this Agreement by the Company’s stockholders as contemplated by Section 5.2 and the filing of the Certificate of Merger pursuant to Delaware Law. The affirmative vote of the holders of a majority of the outstanding Company Shares as of the record date established for the Stockholders’ Meeting, voting as a single class, to adopt this Agreement (the “Stockholder Approval”) is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement and to approve the transactions contemplated hereby. The Board of Directors of the Company has on or prior to the date hereof, by resolution adopted at a meeting of all directors duly called and held and not subsequently rescinded or modified in any way, duly adopted resolutions (i) determining and declaring that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) recommending that the Company’s stockholders grant the Stockholder Approval and (iv) directing, if required, that such matter be submitted to the Company’s stockholders at the Stockholders’ Meeting (such recommendation, the “Board Recommendation”). Except to the extent permitted by Section 5.3(d), the Company hereby represents that no Change of Recommendation has or shall have occurred. This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer and conveyance, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity (regardless of whether considered and applied in equity or at law).
               (b) No Conflict. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby, will not (i) contravene, conflict with, result in a breach of or violate any provision of the Company Charter Documents or any Subsidiary Charter Documents of any Significant Subsidiary of the Company, (ii) subject to, and only if required, obtaining the Stockholder Approval as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any material Law applicable to the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible) is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s rights or to the Company’s Knowledge, alter the rights or obligations of any third Person under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Material Contract or any Governmental Authorization affecting, or relating in any way to, the assets or business of the Company or any of its Subsidiaries, or result in the creation of a Lien on any of the properties or assets of the Company or any of its Subsidiaries other than Permitted Liens, except, in the case of clause (ii) or this clause (iii), for such breaches, defaults, impairments, terminations, amendments, accelerations or cancellations as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. Section 2.3(b) of the Company Disclosure Schedule lists all consents, waivers and approvals required to be obtained in connection with the consummation of the transactions contemplated hereby under any Company Material Contract, which if not obtained, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
               (c) Necessary Consents. No consent, waiver, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or non-United States government, any instrumentality, subdivision, court, arbitral body, administrative agency or commission or other governmental authority or instrumentality or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) or any other Person is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the Merger and other transactions contemplated hereby, except for (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states or other jurisdictions in which the Company or Parent are qualified to do business, including customary filings regarding any change of beneficial ownership or similar filings in non-United States jurisdictions, (ii) the filing of the Proxy Statement, with the SEC in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (iii) the filing of the Notification and Report Forms with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“DOJ”) required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the expiration or termination of the applicable waiting period under the HSR Act and such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under the non-United States merger control regulations identified in Section 2.3(c) of the Company Disclosure Schedule, (iv) adoption of this Agreement of the Company’s stockholders, if required, as contemplated in Section 5.2, (v) such other filings and notifications as may be required to be made by the Company under applicable federal, state or non-United States securities Laws or the rules and regulations of the Nasdaq Stock Market and (vi) such other consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which if not obtained or made would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, or to materially and adversely affect the ability of the parties hereto to consummate the Merger within the respective time frames in which the Merger would otherwise be consummated in the absence of the need for such consent, waiver, approval, order, authorization, registration, declaration or filing.
          2.4 SEC Filings; Financial Statements; Internal Controls.
               (a) SEC Filings. The Company has timely filed or furnished all required registration statements, prospectuses, reports, schedules, forms and statements (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2008. All such required registration statements, prospectuses, reports, schedules, forms and statements, as each of the foregoing have been amended since the time of their filing, are referred to herein as the “Company SEC Documents.” As of their respective dates, the Company SEC Documents (i) were prepared in accordance with, and fully complied in all material respects with, the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, or the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), as the case may be, and, in each case, the rules and regulations promulgated thereunder applicable to such Company SEC Documents and (ii) did not at the time they were filed (or if amended or superseded by a subsequent filing prior to the date of this Agreement then on the date of such filing), and each such Company SEC Document filed subsequent to the date hereof will not as of the time they are filed (or if amended or superseded by a subsequent filing, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish periodic reports with the SEC pursuant to the Exchange Act. The Company has made available to Parent complete and correct copies of all amendments and modifications effected prior to the date of this Agreement that have not yet been filed by the Company with the SEC but which are required to be filed, to Contracts and other documents that previously had been filed by the Company with the SEC and are currently in effect. The Company has made available to Parent true, correct and complete copies of all material correspondence between the SEC, on the one hand, and the Company and any of its Subsidiaries, on the other, since January 1, 2008 and prior to the date hereof, including all SEC comment letters and responses to such comment letters by or on behalf of the Company. As of the date hereof, to the Knowledge of the Company, none of the Company SEC Documents are the subject of ongoing SEC review or outstanding SEC comment.
               (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the “Company Financials”), including each Company SEC Document filed after the date hereof until the Merger Closing: (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act) and (iii) fairly and accurately presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of the Company’s operations and cash flows for the periods indicated (subject, in the case of unaudited interim financial statements, to normal and recurring year end adjustments in each case as permitted by GAAP and applicable rules and regulations promulgated by the SEC). As of the date of this Agreement, the Company does not intend to correct or restate any of the Company Financials. The consolidated balance sheet of the Company and its consolidated Subsidiaries as of December 31, 2010 contained in the Company SEC Documents is hereinafter referred to as the “Company Balance Sheet.” Except as disclosed in the Company Financials filed with the SEC prior to the date hereof, since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of the type required to be disclosed in the liabilities column of a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for (i) liabilities incurred since the date of the Company Balance Sheet in the ordinary course of business materially consistent with past practice and (ii) liabilities incurred in connection with this Agreement or the transactions contemplated hereby. The Company has not had any disagreement with any of its auditors (within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated by the SEC) regarding accounting principles or practices, financial statement disclosures or auditing scope or procedure during its past five (5) full fiscal years or during the current year to date.
               (c) Internal Controls. The Company has established and maintains, and since January 1, 2006 has had in effect, a system of internal controls over financial reporting required by Rules 13a-15 or 15d-15 promulgated under the Exchange Act sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of its consolidated financial statements in accordance with GAAP.
               (d) Disclosure Controls. The Company has established and maintains, and has in effect as of the date of this Agreement, disclosure controls and procedures required by Rules 13a-15 or 15d-15 promulgated under the Exchange Act.

               (e) Audit Committee. The audit committee of the Board of Directors of the Company includes an “audit committee financial expert,” as defined by Item 407(d)(5) of Regulation S-K promulgated by the SEC.
               (f) Code of Ethics. The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K promulgated by the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or individuals performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such individuals, as required by Section 406(b) of the Sarbanes-Oxley Act. To the Company’s Knowledge, there have been no violations of provisions of the Company’s code of ethics by any such individuals.
               (g) There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of the Company. The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
               (h) Since January 1, 2008, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Stock Market.
          2.5 Absence of Certain Changes or Events. From the date of the Company Balance Sheet through the date of this Agreement, other than the transactions contemplated by this Agreement, the business of the Company and each of its Subsidiaries has been conducted in the ordinary course materially consistent with past practice and none of the Company or any Subsidiary has taken any action that, if taken after the date of this Agreement, would require consent pursuant to Section 4.1(b)(i), Section 4.1(b)(ii), Section 4.1(b)(iii), Section 4.1(b)(v), Section 4.1(b)(vi), Section 4.1(b)(x), Section 4.1(b)(xii) or Section 4.1(b)(xiii),except as set forth in Section 2.5 of the Company Disclosure Schedule. Between the date of the Company Balance Sheet and the date of this Agreement, there has not been any Company Material Adverse Effect or any Effect that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          2.6 Taxes.
               (a) Definition of Taxes and Tax Returns. For the purposes of this Agreement, “Tax” or “Taxes” shall mean (i) any and all federal, state, local and non-United States taxes, assessments and other governmental charges, levies, duties, impositions and liabilities relating to taxes, including taxes based upon or measured by gross receipts, income, profits, net worth, sales, use and occupation, and value added, ad valorem, alternative minimum, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes as well as public imposts, fees and social security charges (including health, unemployment, workers’ compensation and pension insurance), together with all interest, penalties and additions imposed with respect to such amounts and any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity, (ii) any liability for the payment of any amounts of the type described in clause (i) of this

Section 2.6(a) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period (including any arrangement for group or consortium Tax relief or similar arrangement) and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) of this Section 2.6(a) as a result of any express or implied obligation to indemnify any other person or as a result of any obligation under any agreement or arrangement or otherwise obligated to make any payment determined by reference to the Tax liability of a third Person. “Tax Returns” shall mean all returns, reports, documents, declarations, information statements, claims for refund, and other information and filings (including elections, disclosures, schedules and estimates), and any attachments, addenda or amendments thereto (whether or not a payment is required to be made with respect to any such return) relating to Taxes. “Treasury Regulations” shall mean the regulations promulgated under the Code.
               (b) Taxes, Tax Returns and Audits.
               (i) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries have (A) duly and timely filed or caused to be filed with the proper Governmental Entity all Tax Returns and such Tax Returns are true, correct, and complete in all material respects, (B) duly and timely paid or withheld (and timely paid over any withheld amounts to the proper Governmental Entity) all Taxes required to be paid or withheld whether or not shown as due on any Tax Return, and (C) established reserves in accordance with GAAP that are adequate for the payment of all Taxes not yet due and payable.
               (ii) Neither the Company nor any of its Subsidiaries has any liability for unpaid Taxes which have not been accrued or reserved on the Company Financials in accordance with GAAP, whether asserted or unasserted, contingent or otherwise, and neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.
               (iii) No material deficiency for any Tax has been asserted, proposed, assessed or, to the Company’s Knowledge, threatened by any Governmental Entity against the Company or any of its Subsidiaries which has not been satisfied by payment or finally settled.
               (iv) No claim has been made in writing by any Governmental Entity that the Company or any of its Subsidiaries is or may be subject to any taxation by a jurisdiction in which it does not file Tax Returns, and there are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment or collection of any Taxes or deficiencies of the Company or any of its Subsidiaries.
               (v) Neither the Company nor any of its Subsidiaries has received a Tax ruling from any Governmental Entity or entered into any closing agreement with respect to any Tax year.

               (vi) There is no material claim, audit, action, suit, request for ruling or determination, investigation, or administrative or court proceeding now pending, outstanding or, to the Company’s Knowledge, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax Return of the Company or any of its Subsidiaries.
               (vii) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation,” each within the meaning of Section 355(a)(1)(A) of the Code, in a distribution intended to qualify under Section 355 of the Code.
               (viii) Neither the Company nor any of its Subsidiaries has consummated or participated in, and is not currently participating in, any transaction that was or is a “tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder and has participated in, or is currently participating in, a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4 (as in effect at the relevant time)(or any comparable Laws of any state, local or non-United States jurisdiction) or a transaction similar to a listed transaction or reportable transaction.
               (ix) Neither the Company nor any of its Subsidiaries has (A) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or any similar affiliated, combined, unitary or aggregate group for federal, state, local or non-United States Tax purposes (other than a group the common parent of which was the Company), (B) ever been a party to, had any obligation under or been bound by any Tax sharing, indemnification, allocation or similar agreement, arrangement or understanding whether or not written, pursuant to which it will have any potential liability to any Person (other than the Company or any of its Subsidiaries) or (C) any liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-United States Law including any arrangement for group or consortium Tax relief or similar arrangement), as a transferee or successor, by contract or agreement, or otherwise.
               (x) Neither the Company nor its Subsidiaries will be required to include any income or gain or exclude any deduction or loss from taxable income (A) as a result of any (I) change in method of accounting under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-United States Tax Law) adopted before the Effective Time, (II) closing agreement under Section 7121 of the Code (or any corresponding or similar provision of state, local or non-United States Tax Law) entered into before the Effective Time, (III) installment sale or open transaction disposition entered into before the Effective Time or (IV) prepaid amount received on or prior to the Merger Closing Date or (B) otherwise as a result of a transaction or accounting method that accelerated an item of deduction into periods ending on or before the

Merger Closing Date or a transaction or accounting method that deferred an item of income into periods beginning after the Merger Closing Date.
               (xi) Neither the Company nor any of its Subsidiaries is or has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code.
               (xii) There are no Liens for Taxes upon the assets of the Company or any Subsidiary except Liens for Taxes not yet due and payable.
               (xiii) There is no power of attorney given by or binding upon the Company or any of its Subsidiaries with respect to Taxes for any period for which the statute of limitations (including waivers or extensions) has not yet expired.
               (xiv) The Company and its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company and its Subsidiaries. The prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries are arm’s length prices for purposes of all applicable transfer pricing Laws, including Treasury Regulations promulgated under Section 482 of the Code.
               (xv) Neither the Company nor any of its Subsidiaries is subject to Tax in any country other than its country of incorporation or formation by virtue of having a permanent establishment or place of business in that country.
               (xvi) Section 2.6(b)(xvi) of the Company Disclosure Schedule contains a list of all jurisdictions (whether in the United States or outside the United States) in which the Company or any of its Subsidiaries currently files an income tax return.
               (xvii) The Company and its Subsidiaries are in compliance with all terms and conditions of any Tax exemption, Tax holiday or other Tax reduction agreement or order of a territory or non-United States government, and the consummation of the transactions contemplated by this Agreement will not have any adverse effect on the continued validity and effectiveness of any such Tax exemption, Tax holiday or other Tax reduction agreement or order.
          2.7 Title to Properties.
               (a) Properties. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. Section 2.7(a) of the Company Disclosure Schedule sets forth a list of all real property currently leased, licensed or subleased by the Company or any of its Significant Subsidiaries or otherwise used or occupied by the Company or any of its Significant Subsidiaries as of the date of this Agreement (the “Leased Real Property”). The Company has made available to Parent true, correct and complete copies of all Contracts under which the

Leased Real Property is currently leased, licensed, subleased used or occupied by the Company or any of its Significant Subsidiaries (“Lease Documents”). All Lease Documents are in full force and effect, and there is not, under any of the Lease Documents, any existing material breach, default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) by the Company or its Significant Subsidiaries or, to the Company’s Knowledge, any third Person under any of the Lease Documents, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity. The Leased Real Property is used only for the operation of the business of the Company and its Significant Subsidiaries. The Leased Real Property and the physical assets of the Company and the Significant Subsidiaries are, in all material respects, in good condition and repair and regularly maintained in accordance with standard industry practice; the Leased Real Property is in compliance, in all material respects, with applicable Laws.
               (b) Valid Title; Possessory Interests. The Company and each of its Subsidiaries have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of their material tangible properties and assets, real, personal and mixed, reflected in the latest Company Financials included in the Company SEC Documents, free and clear of any Liens that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
          2.8 Intellectual Property.
          Definitions. For purposes of this Agreement, the following terms have the following respective meanings:
          “Company Intellectual Property” means all Intellectual Property and Intellectual Property Rights that are owned by the Company or any of its Subsidiaries, or which the Company or any Subsidiary of the Company claims to own, including the Company Registered Intellectual Property. For the avoidance of doubt, “Company Intellectual Property” includes Company Registered Intellectual Property.
          “Company Products” means all products (including software, firmware, processors and other hardware) or service offerings of the Company or any of its Subsidiaries (i) that are currently being marketed, sold, supported or distributed by the Company or any of its Subsidiaries (ii) that the Company or any of its Subsidiaries currently intends to market, sell or distribute within the next twelve (12) months, including any products (including software and hardware) or service offerings currently under development or that form the basis, in whole or in part, of any current revenue or business projection of the Company or any of its Subsidiaries, in each of (i) and (ii), excluding any third Person products marketed, resold or distributed by Company or any of its Subsidiaries on a standalone basis (i.e., apart from the proprietary products or service offerings of Company or any of its Subsidiaries).

          “Company Registered Intellectual Property” means the Registered Intellectual Property owned by, or purported to be owned by the Company or any of its Subsidiaries as of the date hereof.
          “Copyleft License” means any license that requires, as a condition of use, modification or distribution of Copyleft Materials, that such Copyleft Materials, or other software or other Intellectual Property incorporated into, derived from, used or distributed with such Copyleft Materials: (i) in the case of software, be made available or distributed in Source Code form, (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company Products (or portions thereof or interfaces therefor) or Company Intellectual Property to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) be redistributable. Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.
          “Copyleft Materials” means any software or other Intellectual Property subject to a Copyleft License.
          “Intellectual Property” means any or all of the following: (i) technology, including technology embodied in or relating to semiconductor device structures (including gate structures, transistor structures, memory cells or circuitry, vias and interconnects, isolation structures and protection devices), circuit block libraries, designs (including circuit designs and layouts), schematics, application programming interfaces, user interfaces, proprietary materials, inventions (whether or not patentable or reduced to practice) and invention disclosures; (ii) Trade Secrets, formulae, methodologies, processes, technical data, customer and supplier lists, customer contact information, and customer licensing and purchasing histories, manufacturing information, business plans, product roadmaps; (iii) databases and data collections, software (including firmware routines, subroutines and including all Source Code and object code thereof), tools, models, algorithms and implementations thereof; (iv) development tools, flow charts, programmers’ annotations and notes, documentation, product user manuals, product designs, product specifications, prototypes, breadboards, netlists, verilog files, emulation and simulation reports, test reports, test vectors, bills of material, build instructions and other work product used to design, plan, organize, maintain, support or develop any of the foregoing; (v) mask works and works of authorship of any kind (whether or not published); (vi) other materials, creative works or developments to which any Intellectual Property Rights may apply; (vii) improvements, derivatives, modifications, enhancements, revisions and releases relating to any of the foregoing; and (viii) instantiations of any of the foregoing in any form and embodied in any media.
          “Intellectual Property Contracts” means all Contracts to which the Company or any of its Subsidiaries is a party providing for the license or other right to use (i) by a third Person of any Company Intellectual Property or (ii) by the Company or any of its Subsidiaries of Intellectual Property or Intellectual Property Rights of a third Person (including any covenants not to sue), other than: (x) written non-disclosure agreements, (y) sales agreements with, and non-exclusive licenses to, end-users, distributors and resellers of the products and services of the Company or any of its Subsidiaries, and related Contracts with respect thereto, that have been entered into in the ordinary course of business, in each case that do not materially differ in substance from the Company’s standard form(s) which have been made available to the Parent, and (z) licenses pertaining to Shrink-Wrapped Code.
          “Intellectual Property Rights” means all United States and non-United States common law and statutory rights in, arising from, or associated with (i) patents, utility models and inventors’ certificates and all disclosures, applications, reissues, divisionals, re-examinations, renewals, substitutions, revisions, extensions, provisionals, continuations and continuations-in-part thereof (“Patents”); (ii) trade secrets, confidential information, know-how and proprietary information (“Trade Secrets”); (iii) copyrights, mask work rights and moral and economic rights of authors and inventors, however denominated, and all applications, registrations and renewals thereof (“Copyrights”); (iv) domain names and uniform resource locators (“Domain Names”); (v) trademarks, trade names, corporate names, logos, slogans, trade dress, and service marks and all goodwill associated with any of the foregoing and all registrations and applications (including intent-to-use applications) therefor (“Trademarks”); (vi) similar or equivalent rights to any of the foregoing; and (vii) all rights to sue or recover and retain damages, costs or attorneys’ fees for past, present or future infringement, misappropriation or violation of any of the foregoing. For the avoidance of doubt, Intellectual Property Rights include Registered Intellectual Property.
          “Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative, or any Creative Commons License. For the avoidance of doubt, Open Source Licenses include Copyleft Licenses.
          “Open Source Materials” means any software or other Intellectual Property subject to an Open Source License.
          “Registered Intellectual Property” means all: (i) Patents, including applications therefor; (ii) registered Trademarks and applications therefor, including intent-to-use applications; (iii) Copyright registrations and applications therefor; (iv) Domain Name registrations; and (v) other applications, certificates, filings or registrations issued by, filed with or recorded by the United States Patent and Trademark Office, United States Copyright Office, the United States Domain Name registries or any similar non-United States agencies or registries in connection with any Intellectual Property Rights.
          “Shrink-Wrapped Code” means generally commercially available off-the-shelf software where available for a cost of (i) not more than $20,000 for a perpetual license for a single user or work station (or $100,000 in the aggregate for all users and work stations).

          “Source Code” means software in a form other than object code form, which form is capable of being printed out or displayed in human readable form, including related programmer comments and annotations.
               (a) No Conflict. The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated by this Agreement will not, pursuant to any Intellectual Property Contract, directly result in the material breach, default, adverse modification, cancellation, termination, suspension of, or acceleration of any payments with respect to or impair any rights granted pursuant to any Intellectual Property Contract. All Intellectual Property Contracts are valid, binding and are in full force and effect and each of the Company and each of its Subsidiaries is in material compliance with, and has not materially breached, any term of any such Intellectual Property Contract and, to the Company’s Knowledge, all other parties to such Intellectual Property Contracts are in material compliance with, and have not materially breached any term thereof.
               (b) No Infringement. Subject to such exceptions as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the conduct of the business of the Company or any of its Subsidiaries, including the design, development, use, import, branding, advertising, promotion, marketing, distribution, licensing, manufacture and sale of the Company Products or any Company Intellectual Property by the Company or any of its Subsidiaries does not (i) infringe or misappropriate, and has not infringed or misappropriated, any Intellectual Property Rights of any third Person, (ii) violate, and has not violated, any right to privacy or publicity of any third Person, and (iii) constitute, and has not constituted, unfair competition or trade practices under the Laws of any applicable jurisdiction. Neither the Company nor any of its Subsidiaries has received written notice from any third Person claiming that the Company, any of its Subsidiaries, any Company Product or Company Intellectual Property infringes or misappropriates any Intellectual Property Rights of any third Person, violates any rights to privacy or publicity or constitutes unfair competition or trade practices under the Laws of any applicable jurisdiction (nor does the Company have Knowledge of any basis for such claim).
               (c) No Third Person Infringers. To the Company’s Knowledge, as of the date of this Agreement, no Person is infringing, misappropriating or otherwise violating any Company Intellectual Property. Neither the Company nor any of its Subsidiaries has asserted or threatened, in writing, any claim against any third Person alleging any infringement, misappropriation or violation of any Company Intellectual Property (nor does the Company have Knowledge of any basis for such claim).
               (d) Transaction. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, pursuant to any Intellectual Property Contract, directly result in: (i) Parent, any of its Subsidiaries or the Surviving Corporation granting to any third Person any incremental right to or with respect to any Intellectual Property or Intellectual Property Rights owned by, or licensed to, any of them, (ii)

Parent, any of its subsidiaries or the Surviving Corporation, being bound by, or subject to, any incremental non-compete or other incremental material restriction on the operation or scope of their respective businesses, or (iii) Parent, any of its subsidiaries or the Surviving Corporation being obligated to pay in excess of $10,000 in incremental royalties, fees or other amounts, or being obligated to offer any incremental discounts with a value greater than $10,000, to any third Person; in each of (i), (ii) and (iii), excluding any contractual commitment between Parent or any of its subsidiaries and any third Person. As used in this Section 2.8(d), an “incremental” right, non-compete, restriction, royalty or discount refers to a right, non-compete, restriction, royalty or discount, as applicable, in excess of the rights, non-competes, restrictions, royalties or discounts payable that would have been required to be offered or granted, as applicable, had the parties not executed or delivered this Agreement or consummated the transactions contemplated hereby.
               (e) Intellectual Property. The Company and its Subsidiaries have taken commercially reasonable steps to obtain, maintain and protect the Company Intellectual Property. Without limiting the foregoing, each of the Company and its Subsidiaries has required and caused each current and former employee, and each consultant and contractor performing services on behalf of the Company or its Subsidiaries, to execute enforceable proprietary information and confidentiality agreements which (i) irrevocably assign to the Company or any of its Subsidiaries all of his, her or its right, title and interest (including the sole right to enforce) in any Intellectual Property or Intellectual Property Rights relating to the conduct of the business of the Company or any of its Subsidiaries or the Company Products (including all Intellectual Property Rights therein or arising therefrom), to the extent permitted under applicable Law and , (i) created during each such employee’s period of employment with the Company or any of its Subsidiaries or each such consultant’s or contractor’s engagement with the Company or any of its Subsidiaries and (ii) provide commercially reasonable protection for Trade Secrets of the Company and its Subsidiaries. The Company and each of its Subsidiaries has required and caused each consultant or contractor that has performed or is performing engineering services for the Company and/or such Subsidiary to execute enforceable agreements that either (i) assign to the Company or such Subsidiary all of his, her or its right, title and interest in any work product created during the performance of the engineering services (including all Intellectual Property Rights therein or arising therefrom), to the extent permitted under applicable Law, or (ii) grant a license to the Company and/or such Subsidiary to use, distribute, sublicense and otherwise commercially exploit on a perpetual, irrevocable and royalty-free basis the work product in the Company’s or Subsidiary’s business pursuant to the terms of the agreement with the consultant or contractor. To the Company’s Knowledge, no current or former employee, consultant or contractor of the Company or any of its Subsidiaries is in breach of any such proprietary information and confidentiality agreement.
               (f) No Order. As of the date of this Agreement, there are no court ordered consents, settlements, judgments, injunctions, decrees, awards, stipulations, orders or similar litigation-related, adversarial-related or government-imposed obligations to which the Company or any of its Subsidiaries is a party or, to the Knowledge of the Company, are otherwise bound, that: (i) restrict the rights of the Company or any of its Subsidiaries to use, transfer, license or enforce any Company Intellectual Property, (ii) restrict the conduct of the business of the Company or any of its Subsidiaries in order to accommodate a third Person’s

Intellectual Property Rights, or (iii) grant any third Person any right with respect to any Company Intellectual Property.
               (g) Open Source. All development, testing, use, modification and distribution of Company Products or any Open Source Materials by or through the Company and each of its Subsidiaries is in compliance with all Open Source Licenses applicable thereto, including all copyright notice and attribution requirements. Section 2.8(g) of the Company Disclosure Schedule lists the Open Source Materials used by the Company in the Company Products, including in the development or testing thereof, and (i) identifies the Open Source License applicable thereto, (ii) describes the Company Products in which any Copyleft Materials have been used, (iii) states whether any such Copyleft Materials have been modified by or for the Company or any of its Subsidiaries, (iv) states whether the Open Source Materials have been distributed by or for the Company or any of its Subsidiaries, and (v) describes how any Copyleft Materials have been integrated with or interact with the Company Products or any portion thereof. None of the Company or any of its Subsidiaries has used Copyleft Materials in a manner that requires the Company Products, any portion thereof, or any other Company Intellectual Property to be subject to any Copyleft License.
               (h) Source Code. Section 2.8(h) of the Company Disclosure Schedule identifies each Intellectual Property Contract pursuant to which the Company or any of its Subsidiaries has deposited with an escrow agent or delivered or licensed to any third Person, any of the Source Code included in any Company Products, excluding any Source Code for any Company Products or any Source Code for use in conjunction with any Company Product that does not disclose the features, functionality or design of any non-software Company Products, including application programming interfaces or other similar such code that interacts with, but is not embedded or enabled for use in any non-software Company Product, that are made available by the Company or any of its Subsidiaries in the ordinary course of business pursuant to a standard form of outbound license agreement of Company or any of its Subsidiaries, copies of which the Company has made available to Parent (the “Excluded Source Code”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not, pursuant to any provision(s) of any Intellectual Property Contract, directly result in a release of any such Source Code or the grant of incremental rights to a third Person with regard to such Source Code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure or delivery of any such Source Code, other than the Excluded Source Code, by the Company, any of its Subsidiaries or any Person acting on their behalf to any third Person.
               (i) Defects; Contaminants. All Company Products in volume production distributed by the Company as of the date hereof (and all parts thereof) are free of: (i) any material defects, including any material impairment of the performance, features, or functionality thereof, which defects are not confined to an insignificant number of individual units of such Company Products, and (ii) any disabling codes or instructions and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disruption, impairment, disablement or erasure of such Company Product or Company Intellectual Property (or all parts thereof) or data or technology of users (“Contaminants”). For the avoidance of doubt, “material defects” do not include bugs and errors that the Company corrects in the ordinary course of business materially consistent with past practice.
               (j) Information Technology. The Company and its Subsidiaries have taken commercially reasonable and practical steps and implemented commercially reasonable procedures (i) to ensure that the information technology systems used in connection with the conduct of the business of the Company or any of its Subsidiaries, as currently conducted (the “Company IT Systems”) are free from Contaminants and (ii) to safeguard the Company IT Systems. As of the date of this Agreement, to the Company’s Knowledge, there have been no unauthorized intrusions or breaches of the security of the Company IT Systems. The Company and its Subsidiaries have implemented all material security patches or upgrades that are generally available for the Company IT Systems.
               (k) Licenses-In. Other than (i) licenses to Open Source Materials, (ii) agreements for Shrink-Wrapped Code, and (iii) non-disclosure agreements and agreements with employees, consultants, and independent contractors that do not materially differ in substance from the Company’s or its Subsidiaries’ standard form(s), copies of which the Company has made available to Parent, Section 2.8(k) of the Company Disclosure Schedule lists all Intellectual Property Contracts under which the Company or any of its Subsidiaries has been granted or has been provided any rights to Intellectual Property or Intellectual Property Rights of any third Person.
               (l) Licenses-Out. Other than (i) written non-disclosure agreements that do not include express or implied license to Company Intellectual Property and, (ii) non-exclusive licenses with respect to Company Products (in each case with respect to clauses (i) and (ii), pursuant to written agreements that have been entered into in the ordinary course of business that do not materially differ in substance from the Company’s standard outbound form(s), copies of which the Company has made available to Parent), Section 2.8(l) of the Company Disclosure Schedule lists all Intellectual Property Contracts under which the Company or any of its Subsidiaries has granted or provided any rights to Company Intellectual Property to any third Person.
               (m) Trade Secrets. The Company and its Subsidiaries (provided that with respect to periods preceding the Company’s acquisition of a Subsidiary, this sentence is limited to the Company’s Knowledge) have taken commercially reasonable and practical steps to protect their Trade Secrets, and any Trade Secrets of third Persons provided thereto, according to the Laws of the applicable jurisdictions where such Trade Secrets are developed, practiced or disclosed and consistent with applicable obligations of confidentiality. The Company and its Subsidiaries have a policy requiring all employees and third Persons having access to such Trade Secrets to execute a written agreement that provides sufficient protection for such Trade Secrets.

               (n) Privacy. Each of the Company and its Subsidiaries have complied in all material respects with (i) all applicable Laws relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by the Company or any of its Subsidiaries (“Personal Information”) and (ii) all rules, policies and procedures established by it relating to privacy, data protection, and the collection and use of Personal Information (“Privacy Policies”). To the Company’s Knowledge, consummation of the transactions contemplated by this Agreement (excluding conduct of Parent) will not result in a breach by Company or any of its Subsidiaries of applicable Privacy Policies or unauthorized disclosure of any Personal Information. The Company and its Subsidiaries take commercially reasonable measures to ensure that Personal Information is protected against unauthorized access, use, modification, or other misuse.
               (o) Company Registered Intellectual Property. Section 2.8(o) of the Company Disclosure Schedule lists all Company Registered Intellectual Property and: (i) for each Patent and Patent application, the Patent number or application number for each jurisdiction in which filed, date issued and filed, and present status thereof; (ii) for each registered Trademark and Trademark application, the application number or registration number, by country, province and state, and the class of goods covered, the nature of the goods or services, as well as a list of all material common law Trademarks used by the Company, including a list of applicable jurisdictions; (iii) for any material Domain Names, the registration date, future renewal date and name of registry; (iv) for each material Copyright registration or Copyright application, the number and date of such registration or application by jurisdiction, and (v) all proceedings or actions before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) to which the Company or any of its Subsidiaries is a party challenging, contesting, seeking to invalidate or otherwise opposing any Company Registered Intellectual Property or the prosecution, issuance or maintenance thereof in the name of Company or any of its Subsidiaries.
               (p) Validity and Enforceability. To the Company’s Knowledge, the Company Intellectual Property, other than pending applications, is subsisting, in full force and effect, to the Company’s Knowledge is valid and enforceable, and, in the case of Company Registered Intellectual Property, has not expired, lapsed or been cancelled or abandoned. All necessary registration, maintenance and renewal fees currently due have been made, and all necessary documents, recordations and certificates required to have been filed, have been filed, for the purposes of maintaining such Company Registered Intellectual Property.
               (q) Ownership. The Company or any of its Subsidiaries owns, and has good and exclusive title to, all Company Intellectual Property free and clear of any Lien (other than the Intellectual Property Contracts required to be set forth on Section 2.8(l) of the Company Disclosure Schedule or expressly excluded from the disclosure obligations under Section 2.8(l) and other Permitted Liens). No Person, other than the Company or any of its Subsidiaries, has ownership or exclusive rights to any Company Products or improvements to or derivatives of any Company Products that are used in or held for use in the conduct of the business of the Company in the manner currently conducted and as it is currently proposed to be conducted. Neither the

Company nor any of its Subsidiaries has (i) transferred ownership of, (ii) granted to any third Person any exclusive license of or exclusive right to use, or (iii) authorized the retention of any exclusive rights to use or joint ownership of any Intellectual Property or Intellectual Property Rights that have been owned, or purported to be owned, by the Company or any of its Subsidiaries.
               (r) Sufficiency. Subject to such exceptions as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and each of its Subsidiaries own or are validly licensed sufficient Intellectual Property Rights to conduct the business of the Company or each of its Subsidiaries in the manner currently conducted and, to the Company’s Knowledge, as it is currently proposed to be conducted, including the design, development, use, import, branding, advertising, promotion, marketing, distribution, licensing, manufacture and sale of the Company Products, other than Company Products currently in a preliminary stage of development.
               (s) Institutional Rights; Standards Bodies. To the Knowledge of the Company, no government, university, college, other educational institution, research center or other third Person involved in the research and development of Intellectual Property provided facilities or funding for the development of any Company Intellectual Property and (ii) none of the Company or any or any of its Subsidiaries has made any submission to, nor is a party to any agreement with, any standards body or other similar entity that would obligate the Company, any of its Subsidiaries or the Surviving Corporation to grant licenses to or otherwise impair or limit its control of any Company Intellectual Property.
          2.9 Restrictions on Business Activities. Neither the Company nor any of its Subsidiaries is party to or bound by any Contract, excluding Contracts listed in (or required to be listed in) Section 2.17(b)(xvi) or Section 2.17(b)(xvii) of the Company Disclosure Schedule, containing any covenant (a) limiting in any material respect the right of the Company or any of its Subsidiaries to engage or compete in any line of business, to make use of any material Company Intellectual Property or to compete with any Person, (b) granting any exclusive distribution rights, (c) providing “most favored nations” terms for Company Products, or (d) which otherwise adversely affects or would reasonably be expected to adversely affect the right of the Company and its Subsidiaries to sell, license, distribute, manufacture or otherwise exploit any Company Products or Company Intellectual Property.
          2.10 Governmental Authorizations. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each consent, license, permit, grant or other authorization (a) pursuant to which the Company or any of its Subsidiaries currently operates or holds any material interest in any of their respective properties or assets or (b) which is required for the operation of the Company’s or any of its Subsidiaries’ businesses as currently conducted or the holding of any such interest (“Governmental Authorizations”) has been issued or granted to the Company or any of its Subsidiaries, as the case may be, and are in full force and effect. As of the date hereof, neither the Company nor any of its Subsidiaries has received any written notification from a Governmental Entity regarding any pending suspension or cancellation of any of the Governmental Authorizations and, to the

Company’s Knowledge, threatened suspension or cancellation. As of the date hereof, neither the Company nor any of its Subsidiaries is in default (with or without notice or lapse of time or both) or violation of any such Governmental Authorization and, to the Company’s Knowledge, no events have occurred that would give rise to any right of termination, amendment or cancellation of any such Governmental Authorizations, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Section 2.10(a) of the Company Disclosure Schedule sets forth all material Governmental Authorizations issued or granted to the Company, or required to be obtained in connection with the transactions contemplated hereby and Section 2.10(b) of the Company Disclosure Schedule sets forth all antitrust approvals required to be obtained in connection with the transactions contemplated hereby.
          2.11 Litigation. As of the date of this Agreement, there is no material action, suit, claim or proceeding pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or any of their respective properties (tangible or intangible) or, to the Company’s Knowledge, any of the Employees or agents of the Company or any of its Subsidiaries. As of the date of this Agreement, there is no investigation or other proceeding pending of which the Company has received formal written notice, or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or any of their respective properties (tangible or intangible) by or before any Governmental Entity. As of the date of this Agreement, there is no action, suit, proceeding, arbitration, mediation for which lawful service of process has been effected on the Company.
          2.12 Compliance with Laws.
               (a) Neither the Company nor any of its Subsidiaries is, nor has been since January 1, 2008, in violation or default in any material respect of any material Laws applicable to the Company or any of its Subsidiaries, or by which the Company or any of its Subsidiaries is bound or any of their respective properties is bound or affected, in such a way as to be material and adverse to the Company and its Subsidiaries, taken as a whole. If the Company has received from any Governmental Entity since January 1, 2008 any written notices of any administrative, civil or criminal investigation or audit (other than Tax audits) by any Governmental Entity relating to the Company or any of its Subsidiaries or from any Governmental Entity alleging that the Company or any of its Subsidiaries are not in compliance in any material respect with any applicable material Laws, or any of its Subsidiaries has received any such written notices since January 1, 2008 and while a Subsidiary of the Company, the Company has made available to Parent true, correct and complete copies of such written notices. There is no agreement, judgment, injunction, order or decree binding upon the Company or any of its Subsidiaries that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its Subsidiaries in such a way as to be material and adverse to the Company and its Subsidiaries, taken as a whole.
               (b) None of the Company and its Subsidiaries is subject to any order or action, and, to the Company’s Knowledge, none has been threatened with any action by any Government Entity concerning its compliance with applicable Regulatory Laws (including the failure to obtain any license, certificate, permit or approval, or to comply with the terms thereof), the violation of which would have a Company Material Adverse Effect.

          2.13 Environmental Matters.
               (a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:
          “Environmental Claim” means any claim, action, cause of action, suit, proceeding, investigation, order, demand or notice by any Person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from the presence, or release into the environment, of, or exposure to, any Material of Environmental Concern at any location, whether or not owned or operated by the Company or any of its Subsidiaries.
          “Environmental Laws” mean all federal, state, local and non-United States Laws, regulations, ordinances, and common law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata, and natural resources), including Laws and regulations relating to production, use, storage, treatment, transportation, disposal, handling, emissions, discharges, releases or threatened releases of, or exposure to, Materials of Environmental Concern or the investigation, clean-up or other remediation or analysis thereof.
          “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic substances, hazardous materials or substances, petroleum and petroleum products, greenhouse gases, asbestos or asbestos-containing materials or products, polychlorinated biphenyls, lead or lead-based paints or materials, radon, toxic fungus, toxic mold, mycotoxins or other hazardous substances that may have an adverse effect on human health or the environment.
               (b) Environmental Compliance. The Company and its Subsidiaries are, and have been, in all materials respects in compliance with all Environmental Laws, which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits, authorizations, licenses, approvals and other Governmental Authorizations required under any Environmental Laws, and compliance with the terms and conditions thereof. Neither the Company nor any of its Subsidiaries have received any notices or communications, including any notices, demands, requests for information, citations, summons or orders, whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries are not in compliance with, or otherwise in violation of, any Environmental Laws.
               (c) Environmental Liabilities. There has been no complaint filed and there is no material Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries have contractually retained or assumed. In addition, to the Company’s Knowledge, there has been no past or present release, emission, discharge, presence or disposal of any Material of Environmental Concern at, under, from or to any facility or property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, that would reasonably be expected to form the basis of any material Environmental Claim against the Company, any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries have contractually retained or assumed, or otherwise result in any material costs or liabilities under Environmental Law.
               (d) Environmental Information. The Company has made available to Parent all material and relevant assessments, reports, data, results of investigations or audits that are in the possession of or reasonably available to the Company or its Subsidiaries regarding environmental matters or pertaining to the environmental condition of the business of the Company and its Subsidiaries, or the compliance (or noncompliance) by the Company and its Subsidiaries with any Environmental Laws.
               (e) Environmental Obligations. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries are required under Environmental Law by virtue of the transactions set forth herein and contemplated hereby or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any Governmental Entity or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters.
               (f) Predecessors. For purposes of this Section 2.13, the terms “Company” and “Subsidiaries” shall include any Person or entity that is, in whole or in part, a predecessor in interest of the Company or any of its Subsidiaries.
          2.14 Brokers’ and Finders’ Fees. Except for fees payable to Qatalyst Partners LP (the “Financial Advisor) (in the amount specified in the engagement letter dated May 24, 2011, a copy of which has been made available to Parent), neither the Company nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby. Except as set forth in Section 2.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has entered into any indemnification agreement or arrangement with any Person specifically in connection with this Agreement and the transactions contemplated hereby.
          2.15 Transactions with Affiliates. Between the date of the Company’s last proxy statement filed with the SEC and the date of this Agreement, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.
          2.16 Employee Benefit Plans and Compensation.
               (a) Definitions. For purposes of this Agreement, the following terms have the following respective meanings:
          “Company Employee Plan” means any plan, program, policy, practice, contract, agreement or other arrangement providing for compensation, severance, change in control pay, termination pay, bonus, commission, incentive compensation, retention, deferred compensation, performance awards, stock or stock-related awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind, whether funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Employee, or with respect to which the Company or any of its Subsidiaries has any liability or obligation; provided that Company Employee Plan shall not include any International Employee Plan.
          “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.
          “DOL” means the United States Department of Labor.
          “Employee” means any current or former employee, consultant, independent contractor or director of the Company or any of its Subsidiaries, excluding consultants and independent contractors who are not individuals.
          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
          “ERISA Affiliate” means any other Person under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.
          “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
          “International Employee Plan” means each Company Employee Plan that has been adopted or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries will or may have any liability, for the benefit of Employees who perform services outside the United States.
          “IRS” means the United States Internal Revenue Service.
          “Pension Plan” means each Company Employee Plan that is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.
          “WARN” means the Worker Adjustment and Retraining Notification Act and its regulations and any state or local acts and regulations enacted for similar purposes.
               (b) Schedule. Section 2.16(b)(i) of the Company Disclosure Schedule contains an accurate and complete list of each material Company Employee Plan. All material personnel policies and procedures applicable to employees of the Company and each Subsidiary of the Company are in writing, true and complete copies of which have heretofore been made available to Parent.
               (c) Documents. The Company and each of its Subsidiaries has made available to Parent (i) correct and complete copies of each material Company Employee Plan including all amendments thereto and all related trust documents, (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each material Company Employee Plan, (iii) if the material Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (v) all material written agreements and contracts relating to each material Company Employee Plan, including administrative service agreements and group insurance contracts, (vi) all material communications to any Employee or Employees relating to any material Company Employee Plan or any proposed material Company Employee Plan, (vii) all material correspondence to or from any Governmental Entity relating to any Company Employee Plan, (viii) forms of COBRA notices and related outsourcing contracts, (ix) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan, (x) all discrimination tests for each Company Employee Plan for the three most recent plan years, (xi) all prospectuses prepared in connection with each material Company Employee Plan, (xii) forms of HIPAA privacy notices and forms of business associate agreements to the extent required under HIPAA and (xiii) the most recent IRS determination or opinion letter (if applicable) issued with respect to each Company Employee Plan.
               (d) Employee Plan Compliance. The material Company Employee Plans are in, and have at all times been in, compliance in all material respects with the applicable requirements of ERISA, the Code, and other applicable Laws and have been administered in accordance in all material respects with their terms. Each material Company Employee Plan that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination or opinion letter that is current as to its qualification, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely affect such qualification.
               (i) Claims. There are no pending or, to the Company’s Knowledge, threatened, material actions, suits or claims and no pending or, to the Company’s Knowledge, threatened litigation with respect to any Company Employee Plans, other than ordinary and usual claims for benefits by participants and beneficiaries.
               (ii) Regulatory Proceedings. There are no material audits, inquiries or proceedings pending or to the Company’s Knowledge, threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate is subject to any penalty or Tax with respect to any material Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 (including 4980B) of the Code.
               (iii) The Company and each of its Subsidiaries have timely made all material contributions and other material payments required by and due under the terms of each material Company Employee Plan.
               (e) No Pension Plan. Neither the Company, any of its Subsidiaries nor any current or former ERISA Affiliate has ever maintained, established, sponsored, participated in or contributed to, any Pension Plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
               (f) Effect of Transaction; Parachute Payments; 409A; Executive Compensation Tax. Except as set forth on Section 2.16(f) of the Company Disclosure Schedule, no material Company Employee Plan exists that, as a result of the execution of this Agreement, stockholder approval of this Agreement, or the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), will entitle any Employee to (i) compensation or benefits or any increase in compensation or benefits, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Employee Plans or (iii) limit or restrict the right of the Company to merge, amend or terminate any of the Company Employee Plans. There is no agreement, plan, arrangement or other contract covering any Employee that, considered individually or considered collectively with any other such agreements, plans, arrangements or other contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. No director, officer, employee or independent contractor of the Company or any Company Subsidiary is entitled to receive any gross-up or additional payment by reason of the Tax required by Section 409A or 4999 of the Code being imposed on such Person. Except as set forth on Section 2.16(f) of the Company Disclosure Schedule, no Company Employee Plan (i) will entitle any Employee to payments which will not be deductible under Section 280G of the Code or (ii) will entitle any Employee to payments which will not be deductible pursuant to Section 162(m) or Section 404 of the Code.
               (g) Section 409A. Subject to such exceptions as, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Company Material Adverse Effect:
               (i) With respect to each Company Employee Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code), (A) such plan or arrangement has been operated since January 1, 2005 in compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder to the extent such plan or arrangement is subject to Section 409A of the Code and so as to avoid any Tax, interest or penalty thereunder; (B) the document or documents that evidence each such plan or arrangement have substantially conformed to the provisions of Section 409A of the Code and the final regulations under Section 409A of the Code since December 31, 2008; and (C) as to any such plan or arrangement in existence prior to January 1, 2005 and not subject to Section 409A of the Code, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and

               (ii) No option to purchase securities of the Company (whether currently outstanding or previously exercised) is, has been or would reasonably be, as applicable, subject to any Tax, interest or penalty under Section 409A of the Code.
               (h) Employee Classifications. Each individual who renders or has rendered services to the Company or any of its Subsidiaries and is or was reasonably classified by the Company or any its Subsidiaries as having the status of an independent contractor, consultant or other status other than employee for any purpose (including for the purposes of taxation and Tax reporting and under Company Employee Plans) is or has been properly characterized as such to an extent that would not reasonably be expected to result in the disqualification of any Company Employee Plan.
               (i) Leased Employees. Neither the Company, any of its Subsidiaries nor any ERISA Affiliate has used the services or workers provided by third Person contract labor suppliers, temporary employees, “leased employees” (as that term is defined in Section 414(n) of the Code), or individuals who have provided services as independent contractors to an extent that reasonably could be expected to result in the disqualification of any Company Employee Plan or the imposition of penalties or excise taxes with respect to any Company Employee Plan or Employee Agreement.
               (j) Employment Matters. The Company and each of its Subsidiaries are, and have been at all times, in compliance in all material respects with all applicable Laws respecting employment, including employment practices, terms and conditions, classifications of employment, employee safety and health, immigration status and wages and hours. There are no material actions, grievances, investigations, suits, claims, charges or administrative matters pending, or, to the Company’s Knowledge, threatened against the Company, any of its Subsidiaries, or any of their Employees relating to any Employee or employment issue. There are no pending or, to the Company’s Knowledge, threatened material claims or actions against the Company, any of its Subsidiaries, any Company trustee or any trustee of any Subsidiary under any worker’s compensation policy or long-term disability policy.
               (k) No Post-Employment Obligations. Except as set forth on Section 2.16(k) of the Company Disclosure Schedule, no material Company Employee Plan provides post-termination or retiree life insurance, health or other employee welfare benefits to any Person for any reason, except as may be required by COBRA or similar applicable state insurance Law.
               (l) Labor. No work stoppage, slowdown, lockout or labor strike against the Company or any of its Subsidiaries is pending as of the date of this Agreement, or to the Company’s Knowledge threatened, nor has there been any such occurrence for the past five (5) years. The Company has no Knowledge of any labor organizing of or by any Employees. There are no material charges of unfair labor practices, labor disputes or grievances pending or, to the Company’s Knowledge, threatened by or on behalf of any Employee against the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement, union contract or similar agreement with respect to Employees and no collective bargaining, or other such similar, agreement is being negotiated by the Company or any of its Subsidiaries. Neither the Company

nor any of its Subsidiaries has incurred any liability or obligation under WARN that remains unsatisfied, and no terminations prior to the Merger Closing Date shall result in unsatisfied liability or obligation under WARN. No employee of the Company or any of its Subsidiaries has experienced an employment loss, as defined by WARN, within ninety days prior to the date of this Agreement.
               (m) International Employee Plan. Except as (i) is required under any applicable Laws or (ii) otherwise set forth in Section 2.16(m) of the Company Disclosure Schedule, the foregoing representations contained in Sections 2.16(b) through 2.16(l) are accurate with respect to Employees located outside the United States and International Employee Plans, to the extent applicable.
          2.17 Contracts.
               (a) Material Contracts. For purposes of this Agreement, “Company Material Contract” means any of the following to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their assets are bound, in each case as of the date of this Agreement:
               (i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) with respect to the Company and its Subsidiaries;
               (ii) any material Contract (other than purchase orders received in the ordinary course of business consistent with past practice) between the Company or any of its Subsidiaries and any of the six (6) largest customers or licensees of the Company and its Subsidiaries (determined on the basis of aggregate fees received by the Company or any of its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2011) (each such licensee or customer, a “Major Customer”);
               (iii) any material Contract (other than purchase orders submitted in the ordinary course of business consistent with past practice) between the Company or any of its Subsidiaries and any of the six (6) largest suppliers or licensors to the Company and any of its Subsidiaries (determined on the basis of aggregate fees paid by the Company or any of its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2011) (each such licensor or supplier, a “Major Supplier”);
               (iv) any employment Contract (A) with any executive officer of the Company or any consultant to the Company with unvested equity awards, (B) with any non-executive officer employee of the Company earning an annual base salary in excess of $200,000, (C) with any member of the Company’s Board of Directors or (D) otherwise with any Key Employee;
               (v) any material employment Contract that is not terminable by the Company without notice of thirty (30) days or less;

               (vi) any material Contract or plan, including any Company Employee Plan or Employee Agreement, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events) or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of additional or subsequent events);
               (vii) any agreement of indemnification or any guaranty by the Company (other than any agreement of indemnification entered into in connection with the sale, license, maintenance, support or service of Company Products in the ordinary course of business) that is material to the Company;
               (viii) any material Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of assets for consideration in excess of $2,000,000 or any interest in any other Person or business enterprise, in each case, other than in the ordinary course of business;
               (ix) any material Lease Document;
               (x) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit, other than accounts receivable and payable in the ordinary course of business;
               (xi) reserved;
               (xii) any Contract containing any material support, maintenance or service obligations on the part of the Company or any of its Subsidiaries, other than those obligations that are terminable by the Company or any of its Subsidiaries on no more than sixty (60) days notice without liability or financial obligation to the Company or its Subsidiaries, and which Contract entitles the Company or any of its Subsidiaries to receive payments on behalf of the Company or any of its Subsidiaries of at least $750,000 in a twelve (12) month period;
               (xiii) any settlement agreement which contains continuing material obligations of the Company or any of its Subsidiaries;
               (xiv) any dealer, distributor, joint marketing or development agreement under which the Company or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service and which may not be canceled without penalty to the Company or any of its Subsidiaries upon notice of sixty (60) days or less, or any material agreement pursuant to which the Company or any of its Subsidiaries have continuing material obligations to jointly develop any Intellectual Property or Intellectual Property Rights that will not be owned, in whole or in part, by the Company or any of its Subsidiaries and which may not be terminated without penalty to the Company or any of its Subsidiaries upon notice of sixty (60) days or less;
               (xv) any Contract required to be disclosed in Section 2.8 of the Company Disclosure Schedule or any subsection thereof;
               (xvi) any Contract, other than any Contract required to be disclosed in Section 2.8(k) of the Company Disclosure Schedule, that contains any provisions restricting the Company or any of its affiliates in any material respect from competing in any line of business or with any Person or in any geographic area (except for distributor agreements entered into in the ordinary course of business) or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect after the Merger Closing Date;
               (xvii) each Contract (except for a distributor agreement entered into in the ordinary course of business) that (A) grants any Person other than the Company and its Subsidiaries (1) any exclusive license or supply or distribution agreement or other exclusive rights, (2) any “most favored nation” status, rights of first refusal, rights of first negotiation or similar rights with respect to any product, service or Company Intellectual Property or Intellectual Property Rights, or (B) contains any provision that requires the purchase of all or a given portion of the Company’s or any of its Subsidiaries’ requirements from a given third Person, or any other similar provision;
               (xviii) reserved;
               (xix) any other Contract with any obligations to make payments or entitlement to receive payments on behalf of the Company or any of its Subsidiaries of $2,500,000 or more in a twelve (12) month period (other than for purchase orders received or submitted in the ordinary course of business materially consistent with pact practice);
               (xx) any Contract to which the Company or any of its Subsidiaries is a party creating or granting a Lien (including Liens upon properties acquired under conditional sales, capital leases or other title retention or security devices), other than Permitted Liens;
               (xxi) any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries); or
               (xxii) reserved
               (xxiii) any Contract (i) between the Company or any of its Subsidiaries and any Governmental Entity which is a customer or supplier, or (ii)

financed by any Governmental Entity and subject to the rules and regulations of any Governmental Entity concerning procurement.
               (b) Schedule. Section 2.17(b) of the Company Disclosure Schedule sets forth a list of all written Company Material Contracts to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or by which any of their respective properties is bound or affected as of the date of this Agreement, setting forth for each such Company Material Contract, the subsections of Section 2.17(a) applicable to such Company Material Contract.
               (c) No Breach. All Company Material Contracts are valid and in full force and effect as of the date of this Agreement except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company or any of its Subsidiaries taken as a whole. As of the date of this Agreement, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, has violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Material Contract, except in each case for those violations and defaults which have been cured, waived or otherwise resolved prior to the date hereof or which, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
               (d) Documents. Complete and correct copies of each Company Material Contract in existence as of the date of this Agreement (including any and all amendments thereto) have been made available by the Company to Parent prior to the date hereof.
          2.18 Insurance.
               (a) The Company has made available to Parent, or will make available to Parent once received by the Company, true, correct and accurate copies of all insurance policies and fidelity bonds material to the business of the Company that are in effect as of the date hereof and any pending material claim by the Company under any of such policies (“Insurance Policies”). All of the Insurance Policies or renewals thereof are in full force and effect and not voidable. All premiums due and payable under all such policies and bonds have been paid, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage). To the Company’s Knowledge, there has been no threatened termination of, or material premium increase (other than with respect to customary annual premium increases) with respect to, or material alteration of coverage under, any Insurance Policy.
               (b) The Company represents and warrants that the true and correct amount of the annual premium currently paid by the Company for its directors’ and officers’ insurance policy in effect as of the date hereof is set forth in Section 2.18(b) of the Company Disclosure Schedule.
          2.19 Export Control Laws (a). The Company and each of its Subsidiaries have at all times conducted their export transactions materially in accordance with (i) all applicable

United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (ii) all other applicable import/export controls in other countries in which the Company conducts business, including the United States Export Administration Regulations; Foreign Assets Control Regulations; International Traffic in Arms Regulations; the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto; and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited Persons.
          2.20 Foreign Corrupt Practices Act. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their respective officers, directors, agents, distributors, employees or other Person acting on behalf of the Company or its Subsidiaries have, directly or indirectly, taken any action which would cause them to be in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Laws applicable to the Company or any of its Subsidiaries in any jurisdiction other than the United States (collectively, the “FCPA”), or, to the Company’s Knowledge, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with the FCPA.
          2.21 Customers; Suppliers.
               (a) Since the date of the Company Balance Sheet (the “Company Balance Sheet Date”), there has not been (i) any material adverse change in the business relationship of the Company or its Subsidiaries with any Major Customer, or (ii) any change in any material term (including credit terms) of any Contract with any Major Customer. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the three (3) years preceding the date hereof, neither the Company nor any of its Subsidiaries (i) have received any written customer complaint concerning its products and services (including, with respect to any such products or services, making any damage claim for alleged defects or any indemnification claim) that has not been resolved, or (ii) have had any such products returned by a purchaser thereof, other than, in the case of (i) or (ii), (x) stock rotation pursuant to distribution agreements and (y) any such complaints, claims or returns made in the ordinary course of business.
               (b) Since the Company Balance Sheet Date, there has not been (i) any material adverse change in the business relationship of the Company or its Subsidiaries with any Major Supplier, or (ii) any change in any material term (including credit terms) of any Contract with any Major Supplier.
          2.22 Fairness Opinion. The Company’s Board of Directors has received a written opinion (or an oral opinion to be confirmed in writing) from the Financial Advisor, a copy of which has been, or promptly after receipt will be, made available to Parent, to the effect that, as of such date and based upon and subject to the various qualifications and assumptions set forth therein, the consideration to be received by the holders of Company Shares (other than Parent or any affiliate of Parent, if applicable) pursuant to this Agreement is fair from a financial point of view to such holders. The Company has been authorized by Financial Advisor to permit the inclusion of such opinion in its entirety in the Proxy Statement, to the extent applicable.
          2.23 Takeover Statutes. The Board of Directors of the Company has taken all actions so that the restrictions contained in Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203), and any other similar Law, will not apply to Parent, including the execution, delivery or performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.
          2.24 Rights Agreement. No action that has not been taken in accordance with the terms of the Rights Agreement is necessary to (i) to render the Rights Agreement inapplicable to this Agreement, the Merger and the other transactions contemplated hereby, (ii) to ensure that (A) neither Parent nor Merger Sub is deemed to be an Acquiring Person (as defined in the Rights Agreement) pursuant to the Rights Agreement as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement and (B) no Distribution Date (as defined in the Rights Agreement) will occur by reason of the execution and delivery of this Agreement or the consummation of the Merger or transactions contemplated by this Agreement, and (iii) so that the Company will have no obligations under the Rights (as defined in the Rights Agreement) issued pursuant to or the Rights Agreement in connection with the Merger and the holders of Company Shares will have no rights under the Rights or the Rights Agreement in connection with the Merger. The Company is not a party to any other shareholder rights agreement, rights plan, anti-takeover plan, “poison pill” or other similar agreement or plan. A complete and correct copy of the Rights Agreement in existence as of the date hereof (including any and all amendments thereto) has been previously provided or made available by the Company to Parent prior to the date hereof.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
          Parent and Merger Sub represent and warrant to the Company, subject to (a) exceptions in part of the disclosure schedule, if any, delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) corresponding to the numbered section or subsection of this Article IV that includes a particular representation or warranty, or (b) exceptions in any other part of the Parent Disclosure Schedule but only to the extent it is reasonably apparent from the face of such disclosure or context in which such disclosure is made that such disclosure should qualify a particular representation or warranty, as follows:
          3.1 Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of Delaware.
          3.2 Authority; No Conflict; Necessary Consents.

               (a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other action is required on the part of Parent and Merger Sub to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the filing of the Certificate of Merger pursuant to Delaware Law. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes the valid and binding obligations of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws relating to or affecting the rights and remedies of creditors generally and to general principles of equity.
               (b) No Conflict. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the transactions contemplated hereby will not (i) conflict with or violate any provision of their respective articles or certificates of incorporation or bylaws, (ii) subject to compliance with the requirements set forth in Section 3.2(c), conflict with or violate any material Law applicable to Parent or Merger Sub or by which Parent or Merger Sub or any of their respective properties or assets (whether tangible or intangible) is bound or affected or (iii) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or materially impair Parent’s or Merger Sub’s rights or, to the knowledge of Parent or Merger Sub, alter the rights or obligations of any third Person under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Parent or Merger Sub pursuant to, any contract filed with the SEC by Parent pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC; except, in the case of each of the preceding clauses (i), (ii) and (iii) for any conflict, violation, beach, default, impairment, alteration, giving of rights or Lien which would not materially adversely affect the ability of Parent and Merger Sub to consummate the Merger in the absence of such conflict, violation, beach, default, impairment, alteration, giving of rights or Lien.
               (c) Necessary Consents. No consent, waiver, approval, order, authorization, registration, declaration or filing with any Governmental Entity, or any third Person, is required to be made or obtained by Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation of the Merger and the transactions contemplated hereby, except for (i) the filing of the Notification and Report Forms with the FTC and the DOJ required by the HSR Act, and the expiration or termination of the applicable waiting period under the HSR Act and such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under the non-United States merger control regulations identified in Section 2.3(c) of the Company Disclosure Schedule, (ii) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states or other jurisdictions in which the Company or Parent are qualified to do business, including customary filings regarding any change of beneficial ownership or similar filings in non-United States jurisdictions, (iii) such other filings and notifications as may be required to be made by

Parent or Merger Sub under applicable federal, state or non-United States securities Laws or the rules and regulations of the Nasdaq Stock Market and (iv) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings which, if not obtained or made, would not materially adversely affect the ability of Parent and Merger Sub to consummate the Merger.
               3.3 Operations of Merger Sub. Merger Sub was formed on July 21, 2010 and, other than engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted and will conduct its operations prior to the Effective Time only as contemplated hereby.
               3.4 Litigation. As of the time of execution of this Agreement, there is no action, suit, claim or proceeding pending or, to the knowledge of Parent and Merger Sub, overtly threatened against Parent and Merger Sub, before any court, governmental department, commission, agency, instrumentality or authority that seeks to restrain or enjoin the consummation of the transactions contemplated hereby.
               3.5 Brokers’ and Finders’ Fees. Other than fees and commissions which would not be borne by the Company in the event the Closing does not occur, neither Parent nor any of its Subsidiaries has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions, fees related to investment banking or similar advisory services or any similar charges in connection with this Agreement or any transaction contemplated hereby.
               3.6 Sufficient Funds. Parent has, or has access to, and at the Effective Time will have, sufficient funds to consummate the Merger, to pay the Merger Consideration and to consummate all of the transactions contemplated by this Agreement.
ARTICLE IV
CONDUCT BY THE COMPANY PRIOR TO THE EFFECTIVE TIME
          4.1 Conduct of Business by the Company.
               (a) Ordinary Course. During the period commencing on the date of this Agreement and continuing until the earlier of (x) the termination of this Agreement in accordance with Article VII or (y) the Effective Time, the Company shall (and shall cause each of its Subsidiaries to), except as otherwise expressly permitted by the terms of this Agreement, as set forth in Section 4.1(a) of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing, use reasonable best efforts to (i) carry on their business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted and in material compliance with applicable Laws, (ii) pay their material debts and Taxes when due, pay or perform other material obligations when due, (iii) preserve intact their present business organization, (iv) keep available the services of their present executive officers and Employees and (v) preserve their goodwill and relationships with customers, agents, suppliers, licensors, licensees, and others with which they have business dealings; provided that the Company shall not be deemed to be in breach of this Section 4.1(a) solely by virtue of having not taken any actions for which it has specifically requested Parent’s consent pursuant to Section 4.1(b) and for which Parent has not given such consent.
               (b) Required Consent. Without limiting the generality of Section 4.1(a), except as otherwise expressly permitted by the terms of this Agreement or as described in Section 4.1(b) of the Company Disclosure Schedule or to the extent that Parent shall otherwise consent in writing (such consent, solely in the cases of Sections 4.1(b)(vii), (xii), (xiii)(B) and (G), (xiv), (xvi), (xvii)(B) (only with respect to the payment, discharge or settlement of monetary damages), (xix), (xx)(A) and (B), (xxiv), (xxvi) and (solely with respect to such designated provisions) (xxix), not to be unreasonably withheld, delayed or conditioned; provided that, in making such determination, Parent may take into account such factors as it deems relevant regarding potential adverse consequences to the consolidated business, operations, assets, liabilities, capitalization or financial condition of Parent, the Company and their respective Subsidiaries; provided further, that, if any subsection of this Section 4.1(b) other than those listed in this parenthetical would apply to the action to be taken by the Company or any of its Subsidiaries, then the limitations on Parent’s consent set forth in this parenthetical shall not apply to such action), during the period commencing on the date of this Agreement and continuing until the earlier of (x) the termination of this Agreement in accordance with Article VII and (y) the Effective Time, the Company shall not do any of the following, and shall not permit any of its Subsidiaries to do any of the following:
               (i) engage in any line of business other than businesses in which the Company or any of its Subsidiaries are currently engaged in on the date of this Agreement and similar or related businesses;
               (ii) declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than any such transaction by a wholly owned Subsidiary of it to its parent that remains a wholly owned Subsidiary of it after consummation of such transaction;
               (iii) purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or the capital stock of its Subsidiaries, except repurchases of Company Common Stock in connection with the termination of the employment or consultant relationship with any employee or consultant pursuant to stock option or purchase agreements in effect on the date hereof;
               (iv) issue, deliver, sell, authorize, dispose of, subject to any Lien (other than a Permitted Lien), pledge or otherwise encumber any shares of capital stock, Voting Debt, other voting securities or any securities convertible into (or that derive their value by reference in whole or in part to) shares of capital stock, Voting Debt or other voting securities, or subscriptions, rights (including stock appreciation rights whether settled in cash or shares of Company Common Stock), warrants or options to acquire any shares of capital stock, Voting Debt, other voting securities or any securities convertible into shares of capital stock, Voting Debt or other voting securities, enter into other agreements or commitments of any character obligating it to issue any such securities or rights, or grant any restricted stock, restricted stock units, performance shares, performance share units or other equity based awards other than Company Options and Company RSUs (which may be granted only to the extent permitted below) other than: (A) issuances of Company Common Stock upon the exercise of Company Options or the vesting of Company RSUs, in either case existing on the date hereof in accordance with their terms in effect as of the date hereof, (B) issuances by a wholly owned Subsidiary of the Company to the Company or its wholly owned Subsidiaries or (C) the issuances of Company Common Stock issuable upon the exercise, conversion or exchange of any other securities issued by the Company prior to the date of this Agreement which securities are exercisable, convertible or exchangeable into Company Common Stock;
               (v) cause, permit or propose any amendments to the Company Charter Documents or adopt any amendments to any of the Subsidiary Charter Documents of the Company’s Subsidiaries;
               (vi) (A) except in respect of the Merger and except as permitted pursuant to Section 5.3, enter into agreements with respect to, any mergers, consolidations, liquidation, dissolution, restructuring or business combinations or acquisitions of securities or assets or (B) acquire (i) by merging or consolidating with, or (ii) by purchasing any equity or voting interest in or any assets of, or (iii) by any other manner, any business or any Person or division thereof;
               (vii) enter into any agreement with respect to the formation of any joint venture, strategic partnership or alliance;
               (viii) other than as covered by clause (ix), (xxvi) or (xxvii), sell, lease, transfer, abandon, let lapse, exchange or swap, mortgage or otherwise encumber (including securitizations), or subject to any Lien or otherwise dispose of any Company Intellectual Property or any of its material properties or assets, including the capital stock of any of its Subsidiaries except (A) for sales, leases, licenses, abandonments, lapses, transfers, mortgages or encumbrances of obsolete assets, (B) pursuant to existing agreements in effect prior to the execution of this Agreement and (C) as may be required by applicable Law or any Governmental Entity in order to permit or facilitate the consummation of the transactions contemplated hereby;
               (ix) reserved
               (x) effect any material restructuring activities by the Company or any of its Subsidiaries with respect to their employees, including any material reductions in force;

               (xi) make any material loans, extensions of credit or financing, advances or capital contributions to, or investments in, or grant extended payment terms to any other Person, other than: (A) loans or investments by the Company or a wholly owned Subsidiary of the Company to or in the Company or any wholly owned Subsidiary of the Company, (B) advances to employees for travel and entertainment expenses made in the ordinary course of business materially consistent with past practice or (C) extensions of credit or financing to, or extended payment terms for, or business expense advances to, customers made in the ordinary course of business materially consistent with past practice;
               (xii) except as required by concurrent changes in GAAP, SEC rules or policy or applicable Law, as concurred in by its independent auditors, make any material change in its methods or principles of financial or Tax accounting or materially revalue any of its material assets;
               (xiii) (A) make, change or revoke any material Tax election with respect to the Company or any of its Subsidiaries, (B) file any material amended Tax Return or claim for refund of material Taxes with respect to the Company or any of its Subsidiaries except in the ordinary course of business materially consistent with past practice, (C) enter into any closing agreement affecting any material Tax liability or refund of material Taxes with respect to the Company or any of its Subsidiaries, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of its Subsidiaries, (E) settle or compromise any material Tax claim, assessment, liability or refund of material Taxes with respect to the Company or any of its Subsidiaries, (F) enter into any Tax allocation agreement, Tax sharing agreement or Tax indemnity agreement with a Governmental Entity or a third Person or (G) grant any power of attorney to a third Person with respect to any material Taxes of the Company or any of its Subsidiaries;
               (xiv) enter into any licensing (other than Intellectual Property licensing), distribution, supply, procurement, manufacturing, marketing or other similar contracts, agreements, or obligations, other than ones (A) made in the ordinary course of business materially consistent with past practice, (B) that may be canceled without penalty by the Company or its Subsidiaries upon notice of sixty (60) days or less and (C) which provide for express payments by or to the Company or its Subsidiaries in an amount not to exceed $500,000 in any one year;
               (xv) cancel or terminate or allow to lapse without commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any material Insurance Policy, other than the renewal of existing Insurance Policies or enter into commercially reasonable substitute policies therefor;

               (xvi) (A) pay, discharge, settle or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary course of business materially consistent with past practice, or as required by their terms as in effect on the date of this Agreement, of claims, liabilities or obligations (1) for amounts not in excess of the greater of (x) the amount reserved therefor in the Company Balance Sheet and (y) $1,000,000 or (2) incurred since the date of such financial statements in the ordinary course of business materially consistent with past practice, provided that in each case, the payment, discharge, settlement or satisfaction of which does not include any material obligation (other than the payment of money) to be performed by the Company or its Subsidiaries following the Merger Closing or (B) waive, relinquish, release, grant, transfer or assign any right of material value;
               (xvii) (A) institute any suit, claim, action, investigation or proceeding pending or threatened before any arbitrator, court or other Governmental Entity other than (i) for the routine collection of bills or (ii) in such cases where the Company in good faith determines that the failure to institute such suit, claim, action, investigation or proceeding would materially impair the business of the Company or any of its Subsidiaries or (B) settle or agree to settle any such suits, claims, actions, investigations or proceedings;
               (xviii) except as required by applicable Laws, Contracts in existence on the date of this Agreement copies of which have been made available to Parent, or as required to comply with its obligations under this Agreement (A) adopt, enter into or materially amend any Company Employee Plan or make any contribution, other than regularly scheduled contributions, to any Company Employee Plan; (B) waive any stock repurchase rights, accelerate (except to the extent provided by the existing terms of a Company Employee Plan or outstanding Company Options or Company RSUs in existence on the date hereof), amend or change the period of vesting or exercisability or any other terms of Company Options or Company RSUs, or reprice any Company Options or authorize cash payments in exchange for any Company Options or Company RSUs or (C) enter into any collective bargaining agreement;
               (xix) provide any material refund, credit or rebate to any customer, reseller or distributor, in each case, other than in the ordinary course of business materially consistent with past practice;
               (xx) (A) hire any non-officer employees other than in the ordinary course of business, (B) terminate, hire, elect or appoint any officers (other than any Key Employees) or (C) terminate any Key Employee;
               (xxi) (A) increase the salaries, wages, compensation or benefits or other compensation of or benefits to, or enter into or modify terms of the relationship of, any Employee of the Company or any of its Subsidiaries; or (B) pay or commit to pay any bonus, incentive compensation, equity or equity-

related compensation, service award, severance, retention, change in control, “stay bonus” or other like benefit other than pursuant to the terms of any Company Employee Plan, as in existence on the date hereof and set forth in Section 2.16(b)(i) of the Company Disclosure Schedule;
               (xxii) incur any indebtedness for borrowed money or guarantee any indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing, other than (in each case) in the ordinary course of business materially consistent with past practice;
               (xxiii) (A) enter into any agreement to purchase or sell any interest in real property or grant any security interest in any real property, or (B) other than in the ordinary course of business, enter into any lease, sublease, license or other occupancy agreement with respect to any real property or alter, amend, modify or terminate any of the terms of any lease with respect to real property;
               (xxiv) enter into, modify or amend in a manner adverse to the Company or any of its Subsidiaries, or terminate any Company Material Contract, or waive, release or assign any material rights or claims thereunder;
               (xxv) other than as covered by clause (xxvi), enter into any Contract with any customer, supplier, distributor or competitor containing, or otherwise subject the Surviving Corporation or Parent to any material terms not included in the standard outbound forms of the Company or any of its Subsidiaries, such as (without limitation) non-competition, exclusivity, “most favored nations,” unpaid future deliverables, service requirements outside the ordinary course of business, future royalty payments or other similar material restrictions on the Company or the Surviving Corporation or Parent, or any of their respective businesses;
               (xxvi) enter into any Contracts providing for the license (including covenants not to sue) or other right to use by the Company or any of its Subsidiaries of Intellectual Property or Intellectual Property Rights of a third Person, other than (A) non-royalty bearing licenses entered into in the ordinary course of business materially consistent with past practice the terms of which the Company has specifically disclosed to Parent at least two (2) Business Days prior to entering into any such license or right to use and (B) agreements for Shrink-Wrapped Code;
               (xxvii) enter into any Contract providing for the sale, transfer, licensing (including covenants not to sue) or other disposition of any Company Intellectual Property, other than non-exclusive software licenses granted to distributors and customers in the ordinary course of business materially consistent with past practice and on terms not substantially and materially different from the terms of the Company’s standard form(s) of customer/distributor license which have been made available to the Parent;
               (xxviii) make or commit to capital expenditures aggregating more than $15,000,000; or
               (xxix) agree (in writing or otherwise) to take, any of the actions described in this Section 4.1(b).
          4.2 Procedures for Requesting Parent Consent. Notwithstanding Section 8.2, if the Company desires to take any action that would be prohibited pursuant to Section 4.1(b) without the written consent of Parent, prior to taking such action the Company may request such written consent by sending an e-mail or facsimile to the individuals identified on Schedule 4.2 of the Parent Disclosure Schedule, and consent from any one such individual by email, facsimile or other writing shall satisfy such requirement.
ARTICLE V
ADDITIONAL AGREEMENTS
          5.1 Proxy Statement.
               (a) The Company shall prepare, in consultation with Parent, and file with the SEC a preliminary proxy or information statement relating to the Merger and this Agreement (a “Proxy Statement”) promptly after the date of this Agreement and use its reasonable best efforts, in consultation with Parent, to:
               (i) obtain and furnish the information required to be included by the SEC in the preliminary Proxy Statement,
               (ii) respond promptly to any comments made by the SEC or its staff with respect to the preliminary Proxy Statement,
               (iii) cause a definitive Proxy Statement (together with any amendments and supplements thereto) to be mailed to its stockholders as soon as reasonably practicable containing all information required under applicable Law to be furnished to the Company’s stockholders in connection with the Merger and the transactions contemplated by this Agreement,
               (iv) promptly amend or supplement any information provided by it for use in the preliminary or definitive Proxy Statement (including any amendments or supplements thereof) if and to the extent that it shall have become false or misleading in any material respect and take all steps necessary to cause the Proxy Statement as so amended or supplemented to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable United States federal securities Laws, and

               (v) cause the preliminary and definitive Proxy Statements, on each relevant filing date, on the date of mailing to the Company’s stockholders and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and cause the Proxy Statement to comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated thereunder.
Notwithstanding the foregoing, the Company shall have no responsibility with respect to any information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment on the preliminary and the definitive Proxy Statement and any amendment or supplement to the preliminary or the definitive Proxy Statement, as the case may be, each time before any such document is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications, and (B) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC or its staff.
               (b) Parent shall use reasonable best efforts to:
               (i) cause the information supplied or to be supplied by or on behalf of Parent and Merger Sub in writing expressly for inclusion or incorporation by reference in the Proxy Statement not to contain, on the date of the mailing to the Company’s stockholders and at the time of the Stockholders’ Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and
               (ii) promptly inform the Company if at any time prior to the Effective Time, any event relating to Parent or any of its affiliates, officers or directors should be discovered by Parent which is required to be set forth in a supplement to the Proxy Statement.
          5.2 Meeting of Company Stockholders. The Company shall take all action reasonably necessary in accordance with Delaware Law and the Company Charter Documents to establish a record date, duly call, give notice of, convene and hold a meeting of its stockholders, to consider adoption of this Agreement (the “Stockholders’ Meeting”) reasonably promptly after the date of any SEC comments on the Proxy Statement have been resolved and the final Proxy Statement is otherwise ready for dispatch and, in connection therewith, the Company shall mail the Proxy Statement to the Company’s stockholders in advance of such meeting. Except to the extent that the Company’s Board of Directors shall have effected a Change of Recommendation as permitted by Section 5.3(e) or Section 5.3(f), (i) the Proxy Statement shall include the Board Recommendation and (ii) the Company will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other actions necessary or advisable to pursue the vote or consent of its stockholders, including such actions as are required by the rules and regulations of the Nasdaq Stock Market or Delaware Law or any other applicable Laws to obtain such approvals. Notwithstanding the foregoing in this Section 5.2, any adjournments or postponements of the Stockholders’ Meeting or any recess of the Stockholders’ Meeting beyond the scheduled meeting date shall require the prior written consent of Parent other than in the case and to the extent to which the Company is required to allow additional time to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its stockholders in advance of a vote on the adoption of this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such Stockholders’ Meeting. Unless this Agreement is terminated by the Company or Parent, as the case may be, pursuant to Article VII, the Company shall use reasonable best efforts to ensure that any Stockholders’ Meeting (including any adjournment or postponement thereof) is called, noticed, convened, held and conducted, and that all proxies solicited by it in connection with the Stockholders’ Meeting (including any adjournment or postponement thereof) are solicited, in compliance with Delaware Law, its Certificate of Incorporation and Bylaws, the rules of the Nasdaq Stock Market and all other applicable Laws.
          5.3 Acquisition Proposals and Change of Recommendation.
               (a) No Solicitation. The Company agrees that none of the Company, any of its Subsidiaries or any of the Company’s or any of its Subsidiaries’ officers and directors shall, and that it shall cause the Company’s and its Subsidiaries’ other Employees, agents and representatives (including any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) (such officers, directors, Employees, agents and representatives, collectively, “Company Representatives”) not to (and shall not authorize or permit any of them to), directly or indirectly: (i) solicit, initiate or knowingly take any action to facilitate or encourage any inquiry with respect to any Acquisition Proposal, or the making or submission or announcement of any proposal that is or could reasonably be expected to lead to an Acquisition Proposal, (ii) conduct, participate or engage in any discussions or negotiations regarding, or furnish to any Person (other than Parent and its affiliates and their respective representatives and other than the Company Representatives) any nonpublic information relating to the Company or any of its Subsidiaries to, or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or knowingly encourage any effort with respect to any Acquisition Proposal by, any Person other than Parent, Merger Sub or any Subsidiary of Parent that is seeking to make, or has made, an Acquisition Proposal, (iii) approve, endorse, recommend or make or authorize any public statement, recommendation or solicitation in support of any Acquisition Proposal, (iv) approve any transaction (other than the transactions contemplated hereby) under, or any Person other than Parent, Merger Sub or any Subsidiary of Parent becoming an “interested stockholder” under, Section 203 of Delaware Law or (v) terminate, amend or waive any material rights under (or fail to take commercially reasonable steps to enforce such agreement) any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any other Person other than Parent, Merger Sub or any Subsidiary of Parent, except in the case of clauses (ii), (iii) or (iv) to the extent specifically permitted pursuant to Section 5.3(d) or Section 5.3(e). Upon entering into of this Agreement, the Company and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations (including any such activities, discussions or negotiations conducted by affiliates of the Company or any of its Subsidiaries or any Company Representatives) with any third parties conducted prior to the date of this Agreement with respect to consideration of any proposal that is or could reasonably be expected to lead to an Acquisition Proposal. The Company will exercise any rights under any confidentiality or non-disclosure agreements with any such third parties to require the return or destruction of nonpublic information provided prior to the date of this Agreement by the Company, its Subsidiaries or any Company Representative to any such third parties.
               (b) Subject to the provisions of this Section 5.3, neither the Board of Directors of the Company nor any committee thereof shall, directly or indirectly, (i)(A) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Board Recommendation, (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (C) in the event of a tender offer or exchange offer for any outstanding Company Shares, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten (10) Business Days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Board of Directors of the Company in respect of the acceptance of any tender offer or exchange offer by its stockholders as of the end of the ten (10) day Business Day period shall constitute a failure to recommend against any such offer); or (D) recommend that the Company’s stockholders reject adoption of this Agreement, the Merger or the other transactions contemplated hereby (any action described in clauses (A)-(D) above being referred to as a “Change of Recommendation”) or (ii) allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal (other than any confidentiality agreement pursuant to Section 5.3(d)) (an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby.
               (c) Notification of Unsolicited Acquisition Proposals. As promptly as practicable (and in any event no later than twenty four (24) hours) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that could reasonably be expected to lead to an Acquisition Proposal or from any Person seeking to have discussions or negotiations with the Company relating to a possible Acquisition Proposal, the Company shall provide Parent with notice of such Acquisition Proposal, request or inquiry, including the material terms and conditions of such Acquisition Proposal, request or inquiry, the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all drafts and final versions of transaction documents provided by or on behalf of such Person or group in connection with such Acquisition Proposal. The Company shall notify Parent, in writing, of any decision of its Board of Directors to enter into discussions or negotiations concerning any Acquisition Proposal or to provide nonpublic information to any Person, which notice shall be given as promptly as practicable after the meeting or action by written consent of the Board of Directors at which such decision is made (and in any event at least twelve (12) hours prior to entering into any discussions or negotiations or providing any nonpublic information to any Person). The

Company agrees that it shall promptly (and in any event within twelve (12) hours) (i) provide Parent with oral and written notice setting forth all such information as is reasonably necessary to keep Parent currently informed in all material respects of the status and material terms of any such Acquisition Proposal, request or inquiry (including any negotiations contemplated by Section 5.3(d)), (ii) provide Parent a copy of all written materials subsequently provided to, by or on behalf of such Person or group in connection with such Acquisition Proposal, request or inquiry and (iii) notify Parent of any determination by the Board of Directors of the Company that such Acquisition Proposal constitutes a Superior Offer.
               (d) Permitted Response to Acquisition Proposals. Notwithstanding anything to the contrary contained in Section 5.3(a) or elsewhere in this Agreement, in the event that the Company receives prior to obtaining Stockholder Approval a bona fide, written unsolicited Acquisition Proposal from a third Person that did not result from a breach of this Section 5.3 and the Company’s Board of Directors in good faith concludes, after consultation with its outside legal counsel and its financial advisor, that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Offer, the Company may then (1) furnish nonpublic information to the third Person making such Acquisition Proposal and (2) engage in negotiations with the third Person with respect to such Acquisition Proposal; provided that:
               (i) the Company complies with all of the terms of this Section 5.3;
               (ii) prior to furnishing or making available any nonpublic information or entering into any negotiations or discussions with such third Person, (1) such third Person is bound to an executed confidentiality agreement with the Company no less restrictive to such third Person with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement is with respect to Parent (including with respect to “non-solicitation” provisions) and (2) contemporaneously with furnishing or making available any such nonpublic information to such third Person, to the extent such nonpublic information has not been previously so furnished or made available to Parent, copies of such nonpublic information; and
               (iii) the Board of Directors of the Company reasonably determines in good faith, after consultation with outside legal counsel, that the failure to provide such information or enter into such discussion or negotiations would result in a breach of the Board of Directors’ fiduciary duties to the stockholders of the Company under applicable Law.
               (e) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a) or elsewhere in this Agreement, solely in response to the receipt of an unsolicited Superior Offer, the Board of Directors of the Company may (i) terminate this Agreement pursuant to Section 7.1(g) in order to concurrently enter into a definitive binding Acquisition Agreement accepting such Superior Offer or (ii) effect a Change of Recommendation, in the case of clauses (i) or (ii) if all of the following conditions in clauses (A) through (F) are met:

                    (A) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that a Superior Offer has been made and not withdrawn;
                    (B) the Stockholder Approval has not been obtained;
                    (C) the Company shall have delivered to Parent prior written notice (a “Superior Offer Notice”) at least three (3) Business Days in advance of its intention to take such action with respect to such Superior Offer which shall state expressly (1) that the Company has received a Superior Offer, (2) the terms and conditions of the Superior Offer, copies of all relevant documents relating to such Superior Offer and the identity of the Person or group making the Superior Offer and (3) that the Company intends to terminate this Agreement in order to concurrently enter into a definitive Acquisition Agreement accepting such Superior Offer, or effect a Change of Recommendation, as applicable;
                    (D) after delivering the Superior Offer Notice, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such three (3)-Business Day period, and negotiate (and shall cause the Company’s financial and legal advisors to negotiate) in good faith with respect thereto during such three (3)-Business Day period, to make such changes in the terms and conditions of this Agreement and the other agreements that may be offered in writing by Parent during the applicable notice period so that such Acquisition Proposal ceases to constitute a Superior Offer or that the cause for the Change of Recommendation ceases to exist, as applicable (it being agreed that any material amendment or modification to the terms of the Superior Offer (including any amendment to any price term thereof), shall require a new Superior Offer Notice and again require compliance with the terms of this Section 5.3(e), except that the additional advance notice period shall be reduced to two (2) Business Days with respect to any such new Superior Offer Notice;
                    (E) the Board of Directors of the Company shall have considered, after consultation with its outside legal counsel and its financial advisor, any amendment to the terms and conditions of this Agreement (including any increase in the Merger Consideration) and the other agreements contemplated hereby that may be offered in writing by Parent during the applicable notice period and shall have determined (1) after consultation with its financial advisor, that the terms of the Superior Offer are more favorable to the stockholders of the Company (in their capacities as stockholders) than the transactions contemplated by this Agreement (taking into account as it may be adjusted pursuant to paragraph (D) above) and (2) after consultation with outside legal counsel, that the failure to take the applicable action set forth in clause (i) or (ii) of this Section 5.3(e) would result in a breach of the Board of Directors’ fiduciary duties to the stockholders of the Company under applicable Law; and
                    (F) the Company shall not have breached any of the provisions set forth in Section 5.2 or this Section 5.3 in any material respect in connection with such Superior Offer.
                    (f) Intervening Event Change of Recommendation. Notwithstanding the foregoing, at any time prior to obtaining the Stockholder Approval, the Board of Directors of the Company may, in response to an Intervening Event, effect a Change of Recommendation; provided that all of the following conditions in clauses (A) through (D) are met:
                    (A) the Board of Directors of the Company determines in good faith, after consultation with the Company’s outside legal counsel, that such Intervening Event has occurred;
                    (B) the Company shall have delivered to Parent prior written notice (an “Intervening Event Notice”) at least four (4) Business Days in advance of its intention to effect a Change of Recommendation in response to such Intervening Event which notice shall include information describing such Intervening Event in reasonable detail and state expressly (1) that an Intervening Event has occurred and (2) that the Company intends to effect a Change of Recommendation in response to such Intervening Event (and provided that any material change to the facts and circumstances relating to such Intervening Event shall require a new Intervening Event Notice and again require compliance with the terms of this Section 5.3(f), except that the additional advance notice period shall be reduced to two (2) Business Days with respect to any such new Intervening Event Notice);
                    (C) after delivering the Intervening Event Notice, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of this Agreement during such four (4)-Business Day period, and negotiate (and shall cause the Company’s financial and legal advisors to negotiate) in good faith with respect thereto during such four (4)-Business Day period, to make such changes in the terms and conditions of this Agreement and the other agreements that may be offered in writing by Parent during the notice period so that the cause for the Change of Recommendation ceases to exist; and
                    (D) the Board of Directors of the Company shall have considered, after consultation with its outside legal counsel and its financial advisor, any amendment to the terms and conditions of this Agreement (including any increase in the Merger Consideration) and the other agreements contemplated hereby that may be offered in writing by Parent during the applicable notice period and shall have determined after consultation with outside legal counsel, that the failure to effect a Change of Recommendation in response to such Intervening Event would result in a breach of the Board of Directors’ fiduciary duties to the stockholders of the Company under applicable Law (taking into account any such offered amendments to this Agreement and such other agreements).
                    (g) State Takeover Statute. The Board of Directors of the Company shall not, in connection with any Change of Recommendation, take any action to change the approval of the Board of Directors of the Company for purposes of causing any state takeover statute or other state Law to be applicable to the transactions contemplated hereby. For the avoidance of doubt, this Section 5.3(g) shall not prohibit the Company from effecting a Change of Recommendation as specifically permitted pursuant to the terms of Section 5.3(e) or Section 5.3(f).
                    (h) Certain Definitions. For purposes of this Agreement, the following terms have the following respective meanings:
                    (i) “Acquisition Proposal,” with respect to the Company, means any offer or proposal, or indication of interest in making a proposal or offer, for any transaction or series of related transactions involving: (a) any purchase from the Company or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than fifteen percent (15%) beneficial ownership interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company, (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries, in each such case in this clause (b) which would result in a third Person acquiring (A) fifteen percent (15%) or more of any class of equity or voting securities of the Company or (B) fifteen percent (15%) or more of the consolidated assets of the Company and its Subsidiaries taken as a whole, (c) any sale, lease (other than in the ordinary course of business materially consistent with past practice), exchange, transfer, license

(other than in the ordinary course of business materially consistent with past practice), acquisition or disposition of more than fifteen percent (15%) of the consolidated assets of the Company and its Subsidiaries taken as a whole or (d) any liquidation or dissolution of the Company; provided, that the transactions between Parent and the Company contemplated by this Agreement (and any other transactions between the Company and Parent or any wholly owned Subsidiary of Parent) shall not be deemed an Acquisition Proposal;
               (ii) “Intervening Event” means any event, development or change in circumstances, with respect to the Company or any of its Subsidiaries outside of the ordinary course of business, that is material to the Company and its Subsidiaries, taken as a whole, that (i) was neither known to the Board of Directors of the Company, the Chief Executive Officer of the Company or the Chief Financial Officer of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal or (B) any events, changes or circumstances relating to Parent, Merger Sub or any of their affiliates; and
               (iii) “Superior Offer,” with respect to the Company, means a bona fide written Acquisition Proposal by a third Person that did not result from a breach of this Section 5.3 on terms that the Board of Directors of the Company in good faith concludes, after consultation with its financial advisor and outside legal counsel, taking into account all aspects of the Acquisition Proposal to be more favorable to the Company’s stockholders (in their capacities as stockholders) from a financial point of view than the transactions contemplated by this Agreement and is reasonably capable of being consummated, provided that each reference to “fifteen percent (15%)” in the definition of “Acquisition Proposal” shall be replaced with “fifty percent (50%)” for purposes hereof.
               (i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 5.3 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 5.3 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent may be entitled at law or in equity.
               (j) Violations. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3 by any affiliate of the Company or Company Representative shall be deemed to be a breach of this Agreement by the Company; provided that any violation of the restrictions set forth in this Section 5.3 by any employee of the Company (other than any officer or director of the Company) shall only be deemed to be a breach of this Agreement by the Company to the extent that any such violation was authorized or knowingly permitted by any director or officer of the Company.

          5.4 Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.
               (a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed an Amended and Restated Mutual Nondisclosure Agreement, dated August 16, 2011 (as may be further amended or supplemented from time to time, the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, and each of Parent and the Company will hold, and will cause its respective “Representatives” (as defined in the Confidentiality Agreement) to hold and keep confidential, any “Evaluation Material” (as defined in the Confidentiality Agreement) confidential in accordance with the terms of the Confidentiality Agreement.
               (b) Access to Information. Subject to the Confidentiality Agreement and applicable Law, the Company shall afford Parent and its accountants, counsel and other Representatives, reasonable access (during regular business hours upon reasonable notice) during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to Article VII and the Effective Time to (i) the properties, books, contracts, personnel, commitments and records of the Company and its Subsidiaries (provided that such access shall not unreasonably interfere with the business and operations of the Company and its Subsidiaries) and all capitalization and equity compensation information that is necessary for Parent to promptly comply with applicable Law (to the extent such information is in the possession of or reasonably available to the Company and its Subsidiaries or its independent registered accountants) and (ii) all other information concerning the business, properties and personnel (subject to reasonable procedures as the parties may agree) of the Company and its Subsidiaries as Parent may reasonably request; provided that the Company may restrict the foregoing access to the extent that any Law, treaty, rule or regulation of any Governmental Entity applicable to the Company requires such party to restrict or prohibit access to any such properties or information. Any information obtained from the Company or any of its Subsidiaries pursuant to the access contemplated by this Section 5.4 shall be subject to the Confidentiality Agreement.
               (c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7, or otherwise shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto under this Agreement.
          5.5 Public Disclosure. Without limiting any other provision of this Agreement, each of Parent and the Company shall consult with the other and issue a joint press release with respect to the execution of this Agreement. Thereafter, neither the Company nor Parent, nor any of their respective affiliates, shall issue any press release or other announcement (to the extent not previously publicly disclosed or made in accordance with this Agreement) with respect to this Agreement, the transactions contemplated hereby or any Acquisition Proposal without the prior consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed), (i) except as such press release or other announcement may be required by applicable Law or the applicable rules of a national securities exchange, in which case the party required to issue the release or make the announcement shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such release or announcement in advance of its issuance or (ii) in connection with a Change of Recommendation if and to the extent permitted by Section 5.3.
          5.6 Regulatory Filings; Reasonable Best Efforts.
               (a) Regulatory Filings. As promptly as practicable after the date hereof, (and, in the case of the initial filings under the HSR Act, in no event later than ten (10) Business Days after the date of this Agreement), each of Parent, Merger Sub and the Company shall make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any Governmental Entity in connection with the Merger and the transactions contemplated hereby, including: (i) making its respective required filings under the HSR Act, including Notification and Report Forms with the FTC and the DOJ and thereafter any other required submissions, (ii) making filings under any other comparable pre-merger notification regimes reasonably determined by Parent and the Company to be required by the merger notification or control Laws of any applicable jurisdiction, as listed in Section 5.6(a) of the Company Disclosure Schedule (the “Foreign Competition Laws”) and (iii) making any filings required under the Securities Act, the Exchange Act, any applicable state or securities or “blue sky” laws and the securities Laws of any non-United States country, or any other applicable Law relating to the Merger. Each of Parent and the Company shall cause all documents that it is responsible for filing with any Governmental Entity under this Section 5.6(a) to comply in all material respects with all applicable Laws. Parent, Merger Sub and the Company each shall promptly supply the other with any information concerning itself or its Subsidiaries that may be required in order to effectuate any filings or application pursuant to this Section 5.6(a).
               (b) Notification. Each of Parent, Merger Sub and the Company will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any applicable Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(a), Parent, Merger Sub or the Company, as the case may be, will promptly inform the other parties of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.
               (c) Reasonable Best Efforts. Subject to the express provisions of Section 5.2, Section 5.3 and Section 5.6(d) and upon the terms and subject to the conditions set forth herein, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including using its reasonable best efforts to accomplish the following: (i) the satisfaction of the conditions to the Merger set forth in Article VI; (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations, submissions and filings (including registrations, declarations, and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity; (iii) the defending of any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby; (iv) the obtaining of consents, approvals and waivers from third parties, if any, set forth in Section 5.6(c) of the Company Disclosure Schedule to be obtained in connection with the transactions contemplated by this Agreement under any Contracts or leases of the Company or any of its Subsidiaries, provided that in no event shall the Company or any of its Subsidiaries pay any material fee, penalty or other consideration to any Person to obtain any such consent, approval or waiver other than amounts that are approved by Parent; and (v) the execution or delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement. In connection with seeking consents, approvals and waivers pursuant to clause (iv) of this Section 5.6(c), the Company shall keep Parent informed promptly of all material developments and shall, at Parent’s request and to the extent reasonably feasible, include Parent in any discussions or communications with any parties whose consent, approval or waiver is sought hereunder. Each such consent, approval and waiver shall be in a form acceptable to Parent. In the event the Merger does not close for any reason, (x) Parent shall not have any liability to the Company, its stockholders or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, approvals and waivers and (y) the Company shall not have any liability to Parent, its stockholders or any other Person for any costs, claims, liabilities or damages resulting from Parent seeking to obtain such consent, approvals and waivers. In connection with and without limiting the foregoing, the Company and its Board of Directors shall, if any takeover statute or similar Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement, use reasonable best efforts to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated hereby.
               (d) No Action of Divestiture. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall be deemed to require Parent or any Subsidiary or affiliate thereof to agree to any Action of Divestiture. The Company shall not, without the prior written consent of Parent, take or agree to take any Action of Divestiture. For purposes of this Agreement, an “Action of Divestiture” means (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its Subsidiaries or affiliates, or of the Company or its Subsidiaries, (ii) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates, or the Company or its Subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and its Subsidiaries or (iii) the imposition of any impediment on Parent, its Subsidiaries or affiliates, or the Company or its Subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.
          5.7 Notification of Certain Matters.
               (a) By the Company. The Company shall give prompt notice to Parent of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate to an extent that would cause the failure of the condition in Section 6.2(a), (ii) any failure of the Company to comply with or satisfy in any material respect any agreement, obligation or covenant to performed or complied with by it under this Agreement to an extent that would cause the failure of the condition in Section 6.2(b), (iii) the occurrence of any Company Material Adverse Effect, (iv) any notice or other communication received by such party from any Governmental Entity in connection with transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby or (v) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby; provided that no such notification shall affect the representations or warranties of the Company or the conditions to the obligations of the parties under this Agreement; provided further, that the delivery of any notice pursuant to this Section 5.7(a) shall not limit or otherwise affect the remedies available hereunder.
               (b) By Parent. Parent and Merger Sub shall give prompt notice to the Company of (i) any representation or warranty made by it contained in this Agreement becoming materially untrue or inaccurate, (ii) any failure of Parent to comply with or satisfy in any material respect any agreement, obligation or covenant to be performed or complied with by it under this Agreement, (iii) any notice or other communication received by such party from any Governmental Entity in connection with transactions contemplated hereby or from any Person alleging that the consent of such person is or may be required in connection with the transactions contemplated hereby or (iv) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the transactions contemplated hereby; provided that no such notification shall affect the representations, or warranties of Parent and Merger Sub or the conditions to the obligations of the parties under this Agreement; provided further, that the delivery of any notice pursuant to this Section 5.7(b) shall not limit or otherwise affect the remedies available hereunder.
          5.8 Employee Matters.
               (a) Termination of 401(k) Plans. Effective as of no later than the day immediately preceding the Merger Closing Date, each of the Company, its Subsidiaries and any ERISA Affiliate shall terminate any and all Company Employee Plans intended to include a Code Section 401(k) arrangement (each a “401(k) Plan”) unless Parent provides written notice to the Company that any such 401(k) Plan shall not be terminated. Unless Parent provides such written notice to the Company, no later than three (3) Business Days prior to the consummation of the Merger Closing Date, the Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated (effective as of no later than the day immediately preceding the Merger Closing Date) pursuant to resolutions of the Board of Directors of the Company, its Subsidiaries or such ERISA Affiliate, as the case may be. Parent shall take all steps necessary to permit each Employee who has received an eligible rollover distribution (as defined in Section 402(c)(4) of the Code) from each 401(k) Plan, if any, to roll such eligible rollover distribution as part of any lump sum distribution to the extent permitted by each 401(k) Plan into an account under Parent’s 401(k) plan (the “Parent’s 401(k) Plan”), to the extent permitted by Parent’s 401(k) Plan.

               (b) Termination of Company ESPP. Effective as of no later than immediately preceding the Merger Closing Date, the Company shall have terminated the 2004 Employee Stock Purchase Plan of the Company (the “Company ESPP”) and shall have provided such notice of termination as may be required by the terms of the Company ESPP. Prior to the Merger Closing Date and the termination date of the Company ESPP, (i) the Company shall have determined the date on which the then-current offering period, if any, shall terminate; and (ii) accumulated payroll deductions on such date shall be used to purchase the applicable number of shares of Company Common Stock.
               (c) Benefit Plans. Parent shall provide, or cause to be provided, to each person who was an employee of the Company or its Subsidiaries immediately prior to the Effective Time and who remains an employee of the Surviving Corporation or its Subsidiaries immediately following the Effective Time (“Continuing Employees”), for a period of not less than one year from and after the Merger Closing Date (or if shorter, for so long as such employee remains in such employment), unless any such employee contracts otherwise with Parent, employee benefits that, in the aggregate, are no less favorable to such employee than, at Parent’s election and in its sole and absolute discretion, either those benefits provided by Parent to similarly situated employees of Parent or the benefits provided by the Company and its Subsidiaries to Continuing Employees immediately prior to the Effective Time (but not taking into account the value of any equity or equity-related benefits or compensation for purposes of determining the value of the benefits provided by the Company and its Subsidiaries immediately prior to the Effective Time); provided that nothing in this Agreement shall confer upon any Continuing Employee the right to continue in employment following the Effective Time, or is intended to interfere with Parent’s, the Surviving Corporation’s and its Subsidiaries’ rights otherwise existing (i) to terminate the employment of any Continuing Employee for any reason or no reason following the Effective Time or (ii) to amend, modify or terminate any Company Employee Plan in the sole and absolute discretion of Parent or the Surviving Corporation. To the extent that Continuing Employees participate in any of Parent’s employee benefit plans, programs, policies and arrangements following the Effective Time, including any severance plan, medical plan, dental plan, life insurance plan, Code Section 401(k) arrangement, vacation program or disability plan (collectively, the “Parent Benefit Plans”), such Continuing Employees shall receive credit for service with the Company or any of its Subsidiaries solely for purposes of eligibility to participate and vesting (but not for any other purpose, including benefit accrual or determination of level of benefits purposes) under the Parent Benefit Plans in which such Continuing Employees participate solely to the extent such Continuing Employees’ were credited with service under comparable plans of the Company or any of its Subsidiaries for such purposes; provided that no such employee shall be entitled to such credit (i) to the extent that it results in duplication of benefits, or (ii) for purposes of any equity or equity-based or other incentive compensation or sabbatical plan, policy, program, agreement or arrangement, or any arrangement similar to the foregoing. With respect to any Parent Benefit Plan that is a welfare benefit plan maintained by Parent for the benefit of Continuing Employees on and after the Merger Closing Date, Parent shall (1) cause there to be waived any eligibility requirements or pre-existing condition limitations solely to the extent permitted under such Parent Benefit Plan and solely to the extent such requirements and limitations were waived under comparable plans maintained by the Company or any of its Subsidiaries prior to the Effective Time, and (2) for the plan year that includes the Effective Time, give effect, in determining any deductible and maximum out-of-

pocket limitations, to amounts paid during the plan year that included the Effective Time by such Continuing Employees with respect to similar plans maintained by Company and its Subsidiaries.
               (d) The Company will be responsible for all requisite notices, payments and employee transfers required under any works councils agreements and necessary to consummate the transaction, or as any such actions are requested by Parent.
It is acknowledged and agreed by the parties hereto that all provisions contained in this Section 5.8 with respect to employees are included for the sole benefit of the respective parties and shall not create any right (i) in any other Person, including any employees, former employees, any participant in any Company Employee Plan or any participant in any Parent Benefit Plan or any beneficiary thereof or (ii) to continued employment with the Company, any of its Subsidiaries, the Surviving Corporation, Parent or any of their affiliates. Notwithstanding the foregoing provisions of this Section 5.8, nothing contained herein, whether expressed or implied, (i) shall be treated as an amendment or other modification of any Company Employee Plan or any Parent Benefit Plan or (ii) shall limit the right otherwise existing of Parent or the Surviving Corporation or any of their respective Subsidiaries to amend, terminate or otherwise modify (or cause to be amended, terminated or otherwise modified) any Company Employee Plan or Parent Benefit Plan.
          5.9 Indemnification.
               (a) Indemnity. From and after the Effective Time, Parent shall cause the Surviving Corporation (including furnishing the Surviving Corporation with any necessary funds) to fulfill and honor in all respects the obligations of the Company pursuant to the Company Charter Documents and pursuant to all indemnification agreements between the Company and any of the current or former directors or officers of the Company and its Subsidiaries (the “Indemnified Parties”), in each case in effect as of the date hereof and listed in Section 5.9(a) of the Company Disclosure Schedule (including, to the extent indemnifiable thereunder, for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), subject to applicable Law. Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to exculpation, indemnification and the advancement of expenses that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not, except as required by applicable Law, be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of Indemnified Parties or any other person who, prior to the Effective Time, was a director or officer of the Company,
               (b) Insurance. Prior to the Effective Time, Parent shall purchase a fully-paid, noncancellable “tail” policy under the Company’s existing directors’ and officers’ insurance policy (a correct and complete copy of which has been provided or made available to Parent) which (i) has an effective term of six (6) years from the Effective Time, (ii) covers those directors and officers who are currently covered by the Company’s directors’ and officers’ liability insurance policy in effect as of the date hereof for actions and omissions of such officers and directors (in their capacities as such) occurring prior to the Effective Time, (iii) contains terms and conditions that are, in the aggregate, no less favorable to the insured than those of the

Company’s directors’ and officers’ insurance policy in effect as of the date hereof and (iv) to the extent the annual premium therefor would not exceed two hundred and fifty percent (250%) of the annual premium currently paid by the Company for such coverage; provided that if such policy is not available on such terms, for a period of six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to maintain directors’ and officers’ liability insurance with one or more reputable unaffiliated third Person insurers covering those directors and officers who are currently covered by the Company’s directors’ and officers’ liability insurance policy in effect as of the date hereof for actions and omissions of such officers and directors (in their capacities as such) occurring prior to the Effective Time of at least the same coverage and amounts containing terms and conditions that are, in the aggregate, no less favorable to the insured than those of the Company’s directors’ and officers’ insurance policy in effect as of the date hereof; provided that in no event will the Surviving Corporation be required to expend in any one year in excess of two hundred and fifty percent (250%) of the annual premium currently paid by the Company for such coverage (and to the extent annual premium would exceed two hundred and fifty percent (250%) of the annual premium currently paid by the Company for such coverage, the Surviving Corporation shall use all reasonable best efforts to cause to be maintained the maximum amount of coverage as is available for such two hundred and fifty percent (250%) of such annual premium).
               (c) Third-Party Beneficiaries. This Section 5.9 is intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and their heirs and personal representatives and shall be binding on Parent and the Surviving Corporation and their respective successors and assigns, and shall be in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. On and after the Merger Closing, the obligations of Parent under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party under this Section 5.9 without the consent of such affected Indemnified Party.
          5.10 Financing Cooperation.
               (a) Subject to Sections 5.10(b) and 5.10(c), the Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause the Company Representatives to, in each case at Parent’s sole expense and provided that such efforts do not interfere unreasonably with the business or operations of the Company and its Subsidiaries, use its good faith efforts to:
               (i) furnish Parent, reasonably promptly after Parent’s request for specified items, all financial statements, financial data and other information reasonably available to the Company relating to the Company and its Subsidiaries of the type required by Regulation S-X and Regulation S-K promulgated under the Securities Act to be included for registered public offering of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A promulgated under the Securities Act, as may be reasonably requested by Parent in connection with such financing;

               (ii) cause the independent accountants of the Company and its Subsidiaries to timely deliver their consent to Parent’s inclusion of such accountants’ report on the Company’s audited financial statements and notes and schedules thereto included in any registration statement or offering memorandum for any such financing, and in connection therewith furnish such accountants such information and representation letters as are customarily required in connection with the issuance of such auditors’ consent;
               (iii) to cause the independent accountants of the Company and its Subsidiaries to timely issue a “comfort” and “bring down comfort” letter with respect to the financial information provided by the Company pursuant to Section 5.10(a)(i) in accordance with and to the extent provided by the rules and guidelines as set forth in AU Section 634, Letters for Underwriters and Certain Other Requesting Parties, as adopted by the Public Company Accounting Oversight Board, and in connection therewith furnish such accountants such information and representation letters as are customarily required in connection with the issuance of such “comfort” and “bring down comfort” letters;
               (iv) provide Parent with such financial and other data reasonably available to the Company concerning the Company and its Subsidiaries as Parent reasonably requests as being necessary for Parent’s preparation of pro forma financial statements and Parent’s offering document for any such financing reasonably promptly after Parent’s request therefor;
               (v) participate as reasonably requested by Parent in due diligence meetings in connection with any such financing in order to respond to questions concerning the Company, its Subsidiaries and the information provided by the Company pursuant to Section 5.10(a)(i); and
               (vi) update the information provided by the Company pursuant to Section 5.10(a)(i)reasonably promptly after Parent’s request for such update as necessary so that such information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.
Except for the information provided pursuant to Section 5.10(a)(i)-(vi), neither the Company, any Subsidiary of the Company nor any officer, director or employee of the Company or any Subsidiary of the Company shall be required by this Section 5.10 to (A) prepare any disclosure or marketing documents or materials intended to be given to prospective or actual lenders or investors, (B) participate in any marketing efforts by Parent, including any road show presentations, or (C) execute any registration statement or otherwise assume liability or responsibility with respect to Parent’s offering.
               (b) Parent acknowledges and agrees that the Company (prior to the Effective Time) and its Subsidiaries and the Company Representatives shall not have any responsibility for, or incur any liability to any person under, any financing that Parent may raise or seek to raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 5.10 and that Parent and Merger Sub shall indemnify and hold harmless the Company, its Subsidiaries and the Company Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any financing Parent elects to seek and any information utilized in connection therewith except for:
               (i) as to financial statements or other information appearing in a Company SEC Document, any incorrectness or omission that renders the SEC Document materially false or materially misleading or
               (ii) as to information provided pursuant to Section 5.10(a)(i) other than financial statements or other information appearing in a Company SEC Document, such information was materially false or misleading when provided and such falsity or misleading character was known to the Company or resulted from the Company’s gross negligence.
               (c) Notwithstanding anything contained in this Agreement, Parent and Merger Sub expressly acknowledge and agree that their obligations hereunder are not conditioned in any manner upon Parent or Merger Sub or any affiliate of either obtaining any financing. In no event will any noncompliance with this Section 5.10 constitute a closing condition under Section 6.2(b) or give right to a right of termination under Section 7.1(f)(y) unless such noncompliance is knowing and intentional.
          5.11 Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
          5.12 Stockholder Litigation. The Company shall keep Parent fully informed on a current basis regarding any stockholder litigation against the Company or its directors or officers relating to the transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company shall give Parent the opportunity to participate in the defense or settlement of any such stockholder litigation. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or any of its directors or officers by any stockholder of the Company relating to this Agreement, the Merger, any other transaction contemplated hereby or otherwise, without the prior written consent of Parent.
          5.13 FIRPTA Compliance. On the Merger Closing Date, the Company shall deliver to Parent a properly executed FIRPTA Certificate in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3).

ARTICLE VI
CONDITIONS TO THE MERGER
          6.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction (or written waiver by all parties, if permissible under applicable Law) at or prior to the Merger Closing Date of the following conditions:
               (a) This Agreement shall have been duly adopted by the stockholders of the Company by the requisite vote under applicable Law.
               (b) No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting or preventing consummation of the Merger or the other transactions contemplated by this Agreement.
               (c) (i) All waiting periods (and any extension thereof) under the HSR Act relating to the transactions contemplated hereby shall have expired or been earlier terminated, and (ii) the affirmative approval or clearance of Governmental Entities required under Foreign Competition Laws relating to the Merger set forth on Section 6.1(c)(ii) of the Company Disclosure Schedule shall have been obtained.
          6.2 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction (or written waiver exclusively by Parent and Merger Sub, if permissible under applicable Law) at or prior to the Merger Closing Date of each of the following conditions:
               (a) (i) except as set forth in clause (ii) of this paragraph (a), the representations and warranties of the Company contained in this Agreement (disregarding all materiality, material, “in all material respects” and Material Adverse Effect qualifications contained therein) shall be true and correct as of the date of this Agreement and at and as of the Merger Closing Date as if made at and as of such date (other than representations and warranties that by their terms address matters only as of a specified time or date, the truth and correctness of which shall be determined only with reference to such time or date), except where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect, and (ii) the representations and warranties of the Company contained in Section 2.2 (Capital Structure) shall be true and correct (disregarding all materiality, material, “in all material respects” and Material Adverse Effect qualifications contained therein and disregarding any Company Options or Company RSU’s issued hereunder as expressly permitted pursuant to Section 4.1(b)) as of the date of this Agreement and at and as of the Merger Closing Date as if made at and as of such date (other than representations and warranties that by their terms address matters only as of a specified time or date, the truth and correctness of which shall be determined only with reference to such time or date and other than such inaccuracies as would not cause the sum of (i) the aggregate Merger Consideration required to be paid by Parent or Merger Sub to effectuate the Merger, (ii) any additional amount needed to be paid to indirectly acquire all of the outstanding equity interests in the Company’s Subsidiaries, (iii) the aggregate spread as of immediately prior to the Merger Closing Date represented by all Company Options outstanding immediately prior to the Merger Closing Date and (iv) the Company RSUs outstanding immediately prior to the Merger Closing Date, to increase by more than a de minimis amount.
               (b) The Company shall not have materially breached or failed to perform or comply in any material respects with any of its agreements, obligations and covenants under this Agreement.
               (c) No Effect, either individually or in the aggregate with other Effects, shall have occurred and be continuing after the date of this Agreement that has had or would reasonably be expected to have a Company Material Adverse Effect.
               (d) There shall not be any pending or threatened suit, action or proceeding asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement (i) challenging or seeking to make illegal, impose material limitations on, delay materially or otherwise directly or indirectly restrain or prohibit the consummation of the Merger, (ii) seeking to obtain any damages that are material, individually or in the aggregate, or otherwise directly or indirectly relating to the transactions contemplated by this Agreement, (iii) seeking to restrain or prohibit Parent’s or Merger Sub’s ownership or operation (or that of any of their respective Subsidiaries or affiliates) of all or a material portion of their or the Company’s businesses or assets, (iv) seeking to require Parent or the Company or any Subsidiary or affiliate to effect an Action of Divestiture, (v) seeking to impose limitations on the ability of Merger Sub or Parent to exercise full rights of ownership of the Company Shares, including the right to vote the Company Shares acquired by Parent or Merger Sub on all matters properly presented to the Company’s stockholders or (vi) that is reasonably likely to cause a Company Material Adverse Effect.
               (e) Parent shall have received a certificate signed by an executive officer of the Company, dated as of the Merger Closing Date, certifying that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.
          6.3 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate and effect the Merger shall be subject to the satisfaction (or written waiver exclusively by the Company, if permissible under applicable Law) at or prior to the Merger Closing Date of each of the following conditions:
               (a) The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct in all material respects as of the date of this Agreement and at and as of the Merger Closing Date as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which need be true only as of such time), except where the failure of such representations and warranties to be so true and correct in all material respects would not reasonably be expected to have a material adverse effect on the ability of Parent to consummate the Merger.

               (b) Parent and Merger Sub shall not have breached or failed to perform or comply in any material respects with any of their respective agreements, obligations and covenants under this Agreement.
               (c) The Company shall have received a certificate signed by an executive officer of Parent, dated as of the Merger Closing Date, certifying that the conditions specified in Section 6.3(a) and Section 6.3(b) have been satisfied.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
          7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken by the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of the Company:
               (a) by mutual written consent duly authorized by the Boards of Directors of each of Parent and the Company;
               (b) by either the Company or Parent if the Merger shall not have been consummated by April 30, 2012 (as such date may be extended pursuant to the following proviso, the “End Date”); provided that in the event the condition set forth in Section 6.1(c) shall not have been satisfied on or prior to April 30, 2012, but all other conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Merger Closing, each of which shall be capable of being satisfied at the Merger Closing) have been satisfied, the Company or Parent may elect to extend the End Date, by written notice to the other parties on or prior to April 30, 2012, until August 31, 2012; provided further that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;
               (c) by either the Company or Parent if a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, which order, decree, ruling or other action is final and non-appealable;
               (d) by Parent (at any time prior to obtaining Stockholder Approval) if a Triggering Event with respect to the Company shall have occurred;
               (e) by the Company (at any time prior to obtaining Stockholder Approval), upon (x) a breach of any representation or warranty on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub shall have become untrue, in either case such that the condition set forth in Section 6.3(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue or (y) a material breach of the covenants and agreements of Parent or Merger Sub set forth in this Agreement; provided that in each case if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by Parent or Merger

Sub prior to the End Date through the exercise of reasonable best efforts, then the Company may not terminate this Agreement under this Section 7.1(e) prior to thirty (30) days following the receipt by Parent of written notice from the Company to Parent of such inaccuracy or breach provided Parent continues to exercise all reasonable best efforts to cure such inaccuracy or breach through such thirty (30)-day period (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such breach by Parent is cured within such thirty (30)-day period);
               (f) by Parent (at any time prior to obtaining Stockholder Approval), upon (x) a breach of any representation or warranty on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the condition set forth in Section 6.2(a) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue Agreement or (y) a material breach of the covenants and agreements of the Company set forth in this Agreement; provided that in each case if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company prior to the End Date through the exercise of reasonable best efforts, then Parent may not terminate this Agreement under this Section 7.1(f) prior to thirty (30) days following the receipt by the Company of written notice from Parent to the Company of such inaccuracy or breach provided the Company continues to exercise all reasonable best efforts to cure such inaccuracy or breach through such thirty (30)-day period (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if it or Merger Sub shall have materially breached this Agreement or if such breach by the Company is cured within such thirty (30)-day period);
               (g) by the Company, if at any time prior to obtaining Stockholder Approval, (x) the Company has determined to enter into a definitive binding Acquisition Agreement accepting a Superior Offer pursuant to and in compliance with Section 5.3, and (y) concurrently with such termination, the Company enters into such agreement and pays to Parent the Termination Fee described in Section 7.3(b);
               (h) by Parent, if any Effect, either individually or in the aggregate, shall have occurred since the date hereof and be continuing that has, or would reasonably be expected to have, a Company Material Adverse Effect; provided that if such Effect is capable of remediation through the exercise of the Company’s reasonable best efforts prior to the End Date such that no Company Material Adverse Effect would continue to exist, or would reasonably be expected to occur, then Parent may not terminate this Agreement under this Section 7.1(h) prior to thirty (30) days following the occurrence of such Effect; or
               (i) by Parent or the Company, if Stockholder Approval shall not have been obtained at the Stockholders’ Meeting or at any adjournment or postponement thereof.
          For the purposes of this Agreement, a “Triggering Event,” with respect to the Company, shall be deemed to have occurred if: (i) its Board of Directors of the Company or any committee thereof shall for any reason effect a Change of Recommendation, (ii) the Company shall have failed to include the Board Recommendation in the Company Disclosure Documents, (iii) the Board of Directors of the Company fails to reaffirm (publicly, if so requested) the Board Recommendation within ten (10) Business Days after Parent requests in writing that such recommendation be affirmed in response to a publicly announced Acquisition Proposal, (iv) the Company or any of its Subsidiaries shall have entered into any Acquisition Agreement or (v) the Company materially breaches any of its obligations set forth in Section 5.2 or knowingly, intentionally and materially breaches any of its obligations in Section 5.3.
          7.2 Notice of Termination; Effect of Termination. Other than with respect to termination pursuant to Section 7.1(g), any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. Any termination of this Agreement under Section 7.1(g) will be effective upon the later of delivery of a valid written notice of the Company to Parent and payment of the Termination Fee described in, and in accordance with Section 7.3(b). In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) nothing herein shall relieve any party from liability for any knowing and intentional breach of this Agreement or fraud (each, a “Covered Breach”). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.
          7.3 Fees and Expenses.
               (a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided that Parent and the Company shall share equally the filing fee for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and for similar initial premerger notification and report forms filed under similar applicable Laws of other jurisdictions, in each case pursuant to Section 5.6(a).
               (b) Company Payment.
               (i) Termination Fee. Other than as set forth below, the Company shall promptly, but (except in the case of clause (B) below) in no event later than two (2) Business Days after the date of termination pursuant to the sections of this Agreement as set forth below, pay Parent a fee equal to One Hundred Twenty-Seven Million Dollars ($127,000,000) (the “Termination Fee”) in the event that this Agreement is (A) terminated by Parent pursuant to Section 7.1(d); (B) terminated by the Company pursuant to Section 7.1(g), provided that in the case of termination under Section 7.1(g), payment of the Termination Fee by the Company shall be made concurrently with such termination, or (C) terminated by Parent or the Company pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(i); provided that in the case of termination pursuant to Section 7.1(b), Section 7.1(f) (on account of a knowing and intentional breach of one or more covenants and agreements other than Section 5.2 or Section 5.3) or Section 7.1(i) such payment (1) shall be made only if after the date of this Agreement and prior to such termination, there has been disclosure publicly of an Acquisition Proposal with respect to the Company and within twelve (12) months following the termination of this Agreement, an Acquisition of the Company is consummated or the Company enters into a definitive agreement with a third Person with respect to an Acquisition of the Company and (2) shall be made no later than the earlier of (x) the consummation of such Acquisition of the Company and (y) twelve (12) months following the termination of this Agreement; provided further that the Company shall not be excused of its obligation to pay the Termination Fee by reason of the termination or abandonment of any such definitive agreement with respect to the Acquisition. Notwithstanding the foregoing in this Section 7.3(b)(i), no Termination Fee shall be payable with respect to any termination pursuant to Section 7.1(b) under circumstances where (x) Parent’s or Merger Sub’s breach of this Agreement was the principal cause of the failure of the Merger Closing Date to occur on or before the End Date, or (y) the condition set forth in Section 6.1(c) has not been satisfied prior to termination and the Company’s breach of this Agreement was not the principal cause of the failure of the satisfaction of, Section 6.1(c) on or before the End Date.
               (ii) Interest and Costs; Other Remedies. The Company acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b), and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent the reasonable costs and expenses of Parent (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3(b) at the rate two percent (2%) per annum over the United States bank prime rate of interest published in The Wall Street Journal on the date such payment was required (or, if such date is not a publication date, the most recent preceding publication date) from the date such payment was required to be made (or such lesser percentage as is the maximum permitted under applicable Law). Any and all such payment of fees and expenses described in this Section 7.3(b) shall be made by the Company by wire transfer of immediately available funds to an account to be designated by Parent. Payment of the fees and expenses described in this Section 7.3(b) shall not be in lieu of, but shall be credited against, damages incurred in the event of a Covered Breach. Each of the parties acknowledges and agrees that the Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which such Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Notwithstanding the foregoing, nothing in this Section 7.3(b)(ii) shall limit the rights of Parent, Merger Sub or the Company under Section 8.8 (or otherwise with respect to injunctive or similar relief) or the rights of Parent or Merger Sub to seek damages under Section 7.2 for any Covered Breach.
               (iii) Certain Definitions. For the purposes of this Section 7.3(b) only, “Acquisition,” with respect to the Company, means a transaction of the type described in the definition of Acquisition Proposal, except that for this purpose each reference to “fifteen percent (15%)” therein shall be deemed to be a reference to “forty percent (40%)”.
          7.4 Amendment. Subject to applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after obtaining Stockholder Approval; provided that no such amendment shall be made after the Stockholder Approval which by Delaware Law requires further approval by the stockholders of the Company without such further stockholder approval; provided further that this Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company.
          7.5 Extension; Waiver. At any time prior to the Effective Time either party hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. No failure or delay by any party in exercising any right, power or privilege hereunder, including pursuant to Section 7.1, shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law. Notwithstanding the foregoing, any provision of this Agreement may be waived prior to the Effective Time if, but only if, such waiver is in writing and is signed by each party against whom the waiver is to be effective; provided that that no such waiver shall be made after the Stockholder Approval which by Delaware Law requires further approval by the stockholders of the Company without such further stockholder approval.
ARTICLE VIII
GENERAL PROVISIONS
          8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Article VIII shall survive the Effective Time.
          8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by messenger service, (ii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) of transmission by facsimile or (iii) on the date of confirmation of receipt (or, the first Business Day following such receipt if the date is not a Business Day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
               (a) if to Parent or Merger Sub, to:
Broadcom Corporation
5300 California Avenue
Irvine, CA 92617
Attention: President and Chief Executive Officer
Facsimile No.: (949) 926-9253
and
Attention: General Counsel
Facsimile No.: (949) 926-9244
with copies to (which shall not constitute notice):
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301
Attention: Kenton J. King and Leif B. King
Facsimile No.: (650) 470-4570
               (b) if to the Company, to:
NetLogic Microsystems, Inc.
3975 Freedom Circle
Santa Clara, CA 95054
Attention: President and Chief Executive Officer
Facsimile No.: (408) 454-3333
and
Attention: General Counsel
Facsimile No.: (408) 454-3333

with copies to (which shall not constitute notice):
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, CA 94303-2223
Attention: Alan B. Kalin
Facsimile No.: (650) 849-4609
          8.3 Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of such entity and its Subsidiaries, taken as a whole.
          8.4 Certain Definitions. For purposes of this Agreement, the following terms have the following respective meanings:
     “Company Material Adverse Effect,” when used in connection with the Company, means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, that is or is reasonably likely to (a) be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company taken as a whole with its Subsidiaries or (b) prevent, materially delay or materially impede the Company from consummating the transactions contemplated by this Agreement; provided that, for purposes of clause (a), no Effect arising or resulting from the following shall be taken into account in determining whether there has been, or would be, a Material Adverse Effect:
     (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company and its Subsidiaries conduct business, or conditions in the global economy generally;
     (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world in which the Company and its Subsidiaries conduct business, including (A) changes in interest rates in the United States or any other country or region in the world in which the Company and its Subsidiaries conduct business and changes in exchange rates for the currencies of any such countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world in which the Company and its Subsidiaries conduct business;

     (iii) conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;
     (iv) acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;
     (v) earthquakes, hurricanes, tsunamis, tornados, floods, mudslides, wild fires or other natural disasters and other force majeure events in the United States or any other country or region in the world;
     (vi) any changes in applicable Law (or the authoritative interpretation thereof) or changes in GAAP or other applicable accounting standards (or the authoritative interpretation thereof);
     (vii) any changes resulting from the announcement or existence of this Agreement and the transactions contemplated hereby;
     (viii) the performance by the Company of its obligations under this Agreement;
     (ix) any declines or other changes in the Company’s stock price or the trading volume of the Company’s stock or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period or any failure by the Company to meet any internal budgets, projections, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of such decline, change or failure may be taken into account when determining whether a “Material Adverse Effect” has occurred or would be reasonably likely to occur);
     (x) any suit, claim, request for indemnification or proceeding brought by any current or former stockholders of the Company (on their own behalf or on behalf of the Company) for breaches of fiduciary duties, violations of the securities Laws or otherwise in connection with this Agreement or the transactions contemplated hereby; and
     (xi) any Effect disclosed in the Company Disclosure Schedule;
provided that the Effects resulting from or arising out of the matters described in clauses (i) through (vi) above do not disproportionately affect such entity and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the industries in which such entity and its Subsidiaries conduct business.

     “Contract” means any written, oral or other agreement, contract, subcontract, settlement agreement, lease, indenture, mortgage, binding understanding, instrument, note, bond, option, warranty, guarantee, sales or purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, arrangement, instrument or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be enforceable against the Company or its Subsidiaries.
     “Key Employees” means the employees of the Company listed on Section 8.4(a) of the Company Disclosure Schedule.
     “Knowledge” means, with respect to any matter in question with respect to Parent, the actual knowledge of any executive officers of Parent and, with respect to any matter in question with respect to the Company, the actual knowledge of the individuals identified in Section 8.4(b) of the Company Disclosure Schedule, after reasonable inquiry.
     “made available” means (i) that the Company has actually delivered or otherwise provided such materials to Parent or to Parent’s legal or financial advisors, (ii) that the Company has posted such materials to a virtual data room to which the Company has given Parent rights to access electronically or (iii) that such material is publicly available on EDGAR, in each case at least two (2) Business Days before the date of this Agreement.
     “Permitted Liens” means, collectively, (i) statutory liens for Taxes or other payments that are not yet due and payable; (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by applicable Laws; (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens; and (v) statutory purchase money liens (clauses (i), (ii), (iii), (iv) and (v)).
     “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.
          8.5 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered an original and one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures to this Agreement transmitted by facsimile transmission, electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.
          8.6 Entire Agreement; Third-Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Schedule and Parent Disclosure Schedule,

               (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Merger Closing and shall survive any termination of this Agreement and
               (b) are not intended to confer upon any Person other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder, except
               (i) as specifically provided, following the Effective Time, in Section 5.9; and
               (ii) prior to the Effective Time, for the right of the Company (or any successor in interest thereto), in its sole and absolute discretion, on behalf of the holders of Company Shares to pursue specific performance or, if specific performance is not sought or is not granted as a remedy, damages (which damages may include the loss of the economic benefits of the Merger to the holders of Company Shares) in the event of Parent’s knowing and intentional and material breach of this Agreement or fraud with respect hereto, which right is hereby acknowledged and agreed to by Parent and Merger Sub but which right may only be pursued subject to and in accordance with the terms and conditions of this Agreement.
This Agreement supersedes the letter agreement between the parties regarding exclusivity dated as of August 16, 2011, provided that nothing herein shall excuse any breach thereof occurring prior to the execution of this Agreement. Without limiting the generality of the foregoing: (a) Parent and Merger Sub acknowledge and agree that the Company has not made and is not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article II, and that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article II; and (b) the Company acknowledges and agrees that Parent and Merger Sub have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III, and that it is not relying and has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article III.
          8.7 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction or other Governmental Entity to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

          8.8 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that the parties shall be entitled to an injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which the parties may be entitled at law or in equity.
          8.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and irrevocably waives, to the fullest extent permitted by Law, and covenants not to assert or plead any objection it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.
          8.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
          8.11 Assignment. No party may assign, delegate or otherwise transfer either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Parent may transfer or assign its rights and delegate its obligations hereunder, in whole or in part, to any of its wholly owned Subsidiaries at any time; provided that Merger Sub may assign this Agreement to any wholly owned Subsidiary of Parent (provided that such assignment shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the stockholders of the Company under this Agreement). No transfer or assignment by any party shall relieve such party of any of its obligations hereunder. Any purported assignment in violation of this Section 8.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          8.12 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

BROADCOM CORPORATION
By:	/s/ Scott A. McGregor
	Name:	Scott A. McGregor
	Title:	President and Chief Executive Officer

I&N ACQUISITION CORP.
By:	/s/ DeAnn F. Work
	Name:	DeAnn F. Work
	Title:	Vice President and Deputy General Counsel

NETLOGIC MICROSYSTEMS, INC.
By:	/s/ Ronald S. Jankov
	Name:	Ronald S. Jankov
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]